新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

02 AUG 27 AM 8:36

8 August, 2002

File No. 82-4218

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094-Stop3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049610

SUPPL

Dear Sirs,

Re: New World Infrastructure Limited (the "Company")

Pursuant to Rule 12g3-2(b), we enclose herewith the following documents of the Company for your information :-

1. a copy of press announcement published on 3/7/02;

2. a copy of circular on connected transactions in relation to merger by a subsidiary dated 23/7/02.

Yours faithfully,
For and on behalf of
NEW WORLD INFRASTRUCTURE LIMITED

Fergus Chow
Company Secretary

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Encl.

dlw 9/4

香港中環皇后大道中18號新世界大廈第2期9樓 電話 (852) 2131 3823 傳真 (852) 2130 0668
9/F, New World Tower 2, 18 Queen's Road Central, Hong Kong Tel (852) 2131 3823 Fax (852) 2130 0668

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

PROPOSED MERGER BY A SUBSIDIARY

The directors of NWD, NWI and PPC jointly announce that, on 28 June 2002, the Merger Agreement was entered into between CJV 1, CJV 2 and WSOLLC, pursuant to which CJV 1 (an indirect subsidiary of PPC) will be: (i) merged with CJV 2 and WSOLLC by way of absorption; and (ii) converted from a CJV into an EJV immediately after the Merger.

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder (as defined in the Listing Rules) of CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions of PPC under the Listing Rules. As NWD is interested in approximately 54.6% of the issued share capital of NWI and NWI in turn is interested in 75% of the issued ordinary share capital of PPC, the Transactions also constitute connected transactions of NWD and NWI under the Listing Rules. In addition, the Transactions constitute discloseable transactions of PPC under the Listing Rules.

Under the Listing Rules, NWD is not required to obtain approval from its shareholders in respect of the Transactions. NWD will therefore include details of the Transactions in its next published annual report and accounts in accordance with the Listing Rules.

Under the Listing Rules, NWI and PPC are respectively required to obtain approval from its shareholders in respect of the Transactions. However, at the request of NWI, the Stock Exchange has granted a waiver to NWI from the requirement to obtain shareholders' approval at an extraordinary general meeting for the Transactions on the basis that, NWD, with an interest in more than 50% of the issued share capital of NWI, had confirmed in writing that it approved the Transactions and that NWI (jointly with PPC) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions. Further, at the request of PPC, the Stock Exchange has also granted a waiver to PPC from the requirement to obtain shareholders' approval at a special general meeting for the Transactions on the basis that NWI, as the holder of more than 50% of the issued ordinary share capital of PPC, had confirmed in writing that it approved the Transactions and that PPC (jointly with NWI) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions.

NWI has established the NWI Independent Board Committee comprising two independent non- executive directors, namely Messrs Li Kwok Po, David and Cheng Wai Chee, Christopher, to advise its shareholders in respect of the Transactions. PPC has established the PPC Independent Board Committee comprising two independent non-executive directors, namely Messrs To Hin Tsun, Gerald and Peter Francis Amour, to advise its shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise both the NWI Independent Board Committee and the PPC Independent Board Committee.

A joint circular to the shareholders of NWI and PPC setting out details of the Transactions, the advice from the IFA and the recommendation of each of the NWI Independent Board Committee and the PPC Independent Board Committee will be despatched to the shareholders of NWI and PPC as soon as practicable.

MERGER AGREEMENT DATED 28 JUNE 2002

Parties

CJV 1, CJV 2 and WSOLLC

A simplified group structure chart before the Merger (see the paragraphs under the heading "Proposed Merger" below for further details) is set out below:


New World Development Company Limited (HK) [NWD]
54.6%
New World Infrastructure Limited (Cayman Is.) [NWI]
75%
Pacific Ports Company Limited (Bermuda) [PPC]
100%
Berth No. 12 (operating)
Xiamen Xiang Yu Quay Co., Ltd. (PRC) [CJV 1]
8%
92%
New World (Xiamen) Port Investments Limited (HK) [Party B]
60%
Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. (PRC) [CJV 2]
40%
Xiamen Xiangyu Group Corporation (PRC) [Party A]
100%
Xiamen Xiangyu Free Port Developing Co., Ltd. (PRC) [WSOLLC]
Berth Nos. 15 & 16 (under construction)

Management and Operation during the Transitional Period

Within 5 days of the date of signing of the Merger Agreement, the PRC and the foreign shareholders of each of the Merger Parties will each elect 3 representatives to form the Committee to consider and make decisions in respect of the following matters concerning the Merger Parties:

(i) any matters which require approval at the board meeting of each of the Merger Parties; and

(ii) significant matters of the Merger Parties (as previously determined by the Committee) such as significant investment decisions or asset allocations.

The Committee will be dissolved after Completion.

Employees of the Merger Parties

Employees of the Merger Parties will be assessed by the management of the New JV to determine whether they will be employed by the New JV. The shareholders of each of the Merger Parties will respectively be responsible for paying compensation fees, if any, to the managers and employees of each of the relevant Merger Parties as a result of the Merger, pro rata to their respective shareholdings in the relevant Merger Parties.

Management of the New JV

The Management, to be headed by the general manager of the New JV, will be established by the New JV under the supervision of the Board. The Board will comprise 8 directors, 4 to be appointed by each of Party A and Party B. PPC will not have control of the New JV and the New JV will be using the accounting treatment for a jointly controlled entity.

The structure and the composition of the Management will be approved by the Board. The general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B; whilst the vice-general manager, the finance manager and the chief administration/human resources officer will be nominated by Party A.

Conditions for the Effectiveness of the Merger Agreement

The Merger Agreement will become effective upon the fulfilment of various conditions, including:

(i) all relevant approvals and procedures required for the Merger Agreement to become effective having been obtained/completed by PPC, NWI and NWD in accordance with the rules and requirements of the Stock Exchange;

(ii) the reclassification of the foreign shareholders' loan of CJV 1 or CJV 2 having been completed;

(iii) the loan taken out by WSOLLC with the Bank of China, Xiamen Branch, having been substituted by Party A (as the borrower), without creating any security over the assets of WSOLLC;

(iv) the registered foreign debt of CJV 1 can be repaid upon obtaining the State Administration [illegible]

with PPC) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions. Further, at the request of PPC, the Stock Exchange has also granted a waiver to PPC from the requirement to obtain shareholders' approval at a special general meeting for the Transactions on the basis that NWI, as the holder of more than 50% of the ordinary issued share capital of PPC, had confirmed in writing that it approved the Transactions and that PPC (jointly with NWI) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions.

Information to NWI's Shareholders

The NWI Independent Board Committee, comprising Messrs Li Kwok Po, David and Cheng Wai Chee, Christopher, has been formed to consider the terms of the Transactions and to advise NWI's shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise the NWI Independent Board Committee as well as the PPC Independent Board Committee.

Information to PPC's Shareholders

The PPC Independent Board Committee, comprising Messrs To Hin Tsun, Gerald and Peter Francis Amour, has been formed to consider the terms of the Transactions and to advise PPC's shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise the NWI Independent Board Committee as well as the PPC Independent Board Committee.

Information on NWD

NWD and its subsidiaries are principally engaged in the businesses of property, infrastructure, services and telecommunications and technology.

Information on NWI

NWI and its subsidiaries are principally engaged in the development, ownership, operation and/or management of toll roads, bridges, cargo handling, power plants, water treatment and e-infrastructure/technology.

Information on PPC

PPC and its subsidiaries are principally engaged in the investment in, and the development, operation and management of terminals in seaports and riverports and related businesses in Hong Kong and the other parts of the PRC.

Circular

A joint circular to the shareholders of NWI and PPC setting out details of the Transactions, the advice from the IFA and the recommendation of each of the NWI Independent Board Committee


Berth Nos. 13 & 14
(under construction)

A simplified group structure chart after the Merger (see the paragraphs under the heading "Proposed Merger" below for further details), and assuming there is no change to the other shareholdings, is set out below:


NWD
54.6%
NWI
75%
PPC
100%
Party A
Party B
50%
50%
New JV
Assume assets and liabilities
Berth Nos. 12, 13, 14, 15 & 16
CJV 2
WSOLLC

Background Information

CJV 1 owns Berth No. 12 in the East Channel Port Zone, Xiamen, the PRC, which is currently in operation.

CJV 2 owns Berth Nos. 13 & 14 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

WSOLLC owns Berth Nos. 15 & 16 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

Proposed Merger

Pursuant to the Merger Agreement, CJV 1, an indirect subsidiary of PPC, will merge with CJV 2 and WSOLLC by way of absorption (i.e. the assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV 1, thereafter CJV 2 and WSOLLC will cease to exist). In addition, CJV 1 will be converted from a CJV into an EJV when the Merger is completed in accordance with the Merger Agreement, after which the New JV will be formally established as a result of such conversion.

The New JV will be owned as to 50% by Party A (as the PRC joint venture partner) and 50% by Party B (as the foreign joint venture partner). The total investment and the registered capital of the New JV will be RMB1,150,000,000 (approximately HK$1,084,905,660) and RMB384,040,000 (approximately HK$362,301,886), respectively. The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and bank loans. PPC will have no further commitments in respect of such funding.

Legal and Financial Consequences/Issues after Completion

After the Merger, all the respective assets and rights of the Merger Parties will be transferred to the New JV and the New JV will assume all the respective obligations and liabilities of the Merger Parties. However, the respective rights and liabilities of the Merger Parties transferred/assumed will be limited by the extent of their assets and liabilities or contingent assets and liabilities as disclosed in their respective auditors' reports as at 31 December 2001, to be issued by a PRC accounting firm within 15 days after the Merger has been approved by the Ministry of Foreign Trade and Economic Co-operation in the PRC. Unless otherwise agreed, the assets and liabilities, contingent assets and liabilities or bad assets that are not listed in these auditors' report will be assumed by the original shareholders of the Merger Parties, pro rata to their shareholdings in each of the Merger Parties prior to the Merger.

Each of the Merger Parties will be entitled to/responsible for its operating profits and/or losses generated/incurred from 1 July 2001 to 31 December 2001 (both days inclusive). If the Merger is able to be completed, Party A and Party B will (in accordance with their respective daily consolidated actual investment ratios in the Merger Parties (as applicable)) receive distribution of profits or shareholders compensation or make corresponding accounting treatments in respect of the monthly operating profits and/or losses of each of the Merger Parties received and/or generated/incurred from 1 January 2002 to the date of Completion (both dates inclusive).

The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans. Party B will be responsible for: (i) any penalties arising from late registration of existing Party B's shareholder's loan as foreign loan/debt (the amounts of which cannot be determined at this stage); and (ii) any losses resulting from currency fluctuations of the foreign loans/debts, and Party A will endeavour to assist Party B in minimising the payment for any such penalties.

The New JV will be responsible for the coastline usage fee, channel usage fee, communication and navigation facilities fee and land use right transfer fee arising from the conversion of the land occupied by Berth No. 12 from "allocated land" to "transferred land" in the PRC. In addition, the New JV will be responsible for any additional land use right transfer fee, coastline usage fee, channel usage fee and communication and navigation facilities fee that are required to be paid for the corresponding adjustments to be made to the respective terms of the land use right, coastline usage right, channel usage right and communication and navigation facilities usage right so that they are consistent with the operating term of the New JV.

(v) the distributable profits of CJV 1 for the period up to 31 December 2001 as approved by the CJV 1's board according to its 2001 audited financial statements having been distributed to Party A and Party B in accordance with their respective interests in CJV 1.

Conditions for the Completion of the Merger

Completion of the Merger is conditional on the fulfilment of various conditions, including:

(i) the shareholders' investments to the New JV having been provided by Party A and Party B in accordance with their respective interests in the New JV within 15 days of completing the alterations to the Foreign-invested Enterprise Approval Certificate to reflect the proposed Merger;

(ii) prior to the Completion of the Merger: (1) Party A and Party B having full entitlement to their rights arising from their respective interests in the Merger Parties; and (2) Party A and Party B have not created any pledge or third party rights over their own interests in the Merger Parties in order to secure their respective loans (if any), unless such loans were borrowed for the purpose of facilitating the Merger and they do not affect the normal operations of the Merger Parties; and

(iii) each of the Merger Parties discharging its security arrangements such as the provisions of mortgages and guarantees to other parties in order to secure loans other than that of its own.

Reasons for the Transactions

As Berth Nos. 12, 13, 14, 15 & 16 will be owned and operated by the same entity (i.e. the New JV), it is expected that the efficiency of these berths will be enhanced considerably and therefore improve future profitability. Other such synergy effects include: (i) enabling larger vessels to berth; (ii) cost savings from sharing of overheads, construction costs and other expenses by Berth Nos. 12, 13, 14, 15 & 16; and (iii) minimising potential competition amongst CJV 1, CJV 2 and WSOLLC making the New JV more competitive with other terminal operating companies in Xiamen port.

Although PPC will not have control of the New JV (given that the New JV will be a jointly controlled entity), PPC will have four nominees on the Board and the general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B, and therefore PPC will have significant representation in the Management and the operations of the New JV. Party B will also receive repayment for part of the shareholder's loan it had contributed to CJV 1 and/or CJV 2 and therefore PPC will be able to unlock part of its investment and improves its cash position.

In addition, as the expiry date of the operating period of CJV 1 will be extended from 29 December 2042 (50 years from the date of establishment of CJV 1) to 29 December 2052 (60 years from the date of establishment of CJV 1), in any case, the operating period of CJV 1 shall not be less than 55 years from the date of establishment of CJV 1 (i.e. 29 December 2047). The operating period of CJV 1 will therefore be extended by at least 5 years.

The directors (including the independent non-executive directors) of PPC therefore believe that the Transactions, with the abovementioned and other anticipated benefits arising therefrom, are in the best interests of the shareholders of PPC. The directors of PPC believe that the Transactions would better enable PPC to develop and carry out new investments in respect of its port-related businesses (which principally concern the development, operations and management of terminals in seaports and riverports).

In view of the above benefits to PPC as a result of the Transactions, the respective board of directors of NWD and NWI (including the independent non-executive directors) are of the view that the Transactions are also in the best interests of their respective shareholders.

Aggregate Consideration for, and the Combined Net Tangible Assets of, CJV 2 and WSOLLC

The aggregate consideration for CJV 2 and WSOLLC amounts to RMB624,167,788 (approximately HK$588,837,536). Such consideration is based on a valuation completed by an independent valuer, by reference to the net asset values and shareholders' loans outstanding as at 30 June 2001 and was arrived at after arm's length negotiations between the relevant parties.

The combined net asset values of CJV 2 and WSOLLC as at 30 June 2001 amount to RMB292,061,816 (approximately HK$275,530,015). The difference in value between: (i) the aggregate consideration for CJV 2 and WSOLLC (as referred to above); and (ii) the aforesaid combined net asset values of CJV 2 and WSOLLC was mainly attributable to the shareholders' loans provided by Party B and Party A to CJV 2 and the shareholder's loans provided by Party A to WSOLLC as at 30 June 2001 (which together amount to RMB348,429,228 (approximately HK$328,706,818).

Given that CJV 2 and WSOLLC are not yet in operation (as the berths that they respectively own are currently under construction), there are no net profits before and after tax for CJV 2 and WSOLLC in respect the the financial years ended 31 December 2000 and 31 December 2001, respectively.

Discloseable and Connected Transactions

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder of CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions of PPC under Rule 14.23(1)(a) of the Listing Rules. As NWD is interested in approximately 54.6% of the issued share capital of NWI and NWI in turn is interested in 75% of the ordinary issued share capital of PPC, the Transactions also constitute connected transactions of NWD and NWI under the Listing Rules. In addition, the Transactions constitute discloseable transactions of PPC under the Listing Rules.

As the aggregate consideration for CJV 2 and WSOLLC, which amounts to RMB624,167,788 (approximately HK$588,837,536), represents: (i) approximately 1.02% of the consolidated net tangible assets of NWD, as disclosed in its audited accounts for the year ended 30 June 2001; and (ii) approximately 1.05% of the consolidated net tangible assets of NWD, as disclosed in its interim accounts for the six months ended 31 December 2001, shareholders' approval in respect of the Transactions is not required from NWD under the Listing Rules. NWD will therefore include details of the Transactions in its next published annual report and accounts in accordance with the Listing Rules.

As the aggregate consideration for CJV 2 and WSOLLC, which amounts to RMB624,167,788 (approximately HK$588,837,536), represents: (i) approximately 5.39% and 16.95% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective audited accounts for the year ended 30 June 2001; and (ii) approximately 5.36% and 15.94% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective interim accounts for the six months ended 31 December 2001, shareholders' approval in respect of the Transactions is required from NWI and PPC, respectively, under Rule 14.26 of the Listing Rules. As neither NWD nor NWI has any interest in Party A, NWD and NWI will be entitled to vote in the shareholders meeting for NWI and PPC, respectively, in respect of the approval of the Transactions, and no person should be abstained from voting at such a meeting. However, at the request of NWI, the Stock Exchange has granted a waiver to NWI from the requirement to obtain shareholders' approval at an extraordinary general meeting for the Transactions on the basis that, NWD, with an interest in more than 50% of the issued share capital of NWI, had confirmed in writing that it approved the Transactions and that NWI (jointly

PPC as soon as practicable.

General Information

No guarantees have been provided by NWD and NWI in respect of the borrowings of CJV 1 and CJV 2.

Definitions

In this announcement, the following expressions have the meanings set out opposite them unless the context otherwise requires:

"Berth No. 12"	Berth number 12 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 13 & 14"	Berth numbers 13 and 14 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 15 & 16"	Berth numbers 15 and 16 in the East Channel Port Zone, Xiamen, the PRC
"Board"	the board of directors of the New JV
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"CJV 1"	Xiamen Xiang Yu Quay Co., Ltd., a CJV and which is owned as to 92% by Party B (as the foreign joint venture partner) and 8% by Party A (as the PRC joint venture partner)
"CJV 2"	Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd., a CJV and which is owned as to 60% by Party B (as the foreign joint venture partner) and 40% by Party A (as the PRC joint venture partner)
"Committee"	the management committee constituted by the representatives of the shareholders of each of the Merger Parties during the transitional period to consider and make decisions in respect of certain matters concerning the Merger Parties
"Completion"	the completion of the Merger in accordance with the Merger Agreement
"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"IFA"	the independent financial adviser to be appointed to advise the NWI Independent Board Committee and the PPC Independent Board Committee in respect of the Transactions
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Management"	the management of the New JV
"Merger"	the merger between CJV 1, CJV 2 and WSOLLC in accordance with the Merger Agreement
"Merger Agreement"	the merger agreement dated 28 June 2002 entered into between CJV 1, CJV 2 and WSOLLC in relation to the Merger
"Merger Parties"	CJV 1, CJV 2 and WSOLLC
"New JV"	the new identity of CJV 1 after Completion (being an EJV), of which its name will be changed to Xiamen New World Xiang Yu Container Terminals Co., Ltd.
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange
"NWI Independent Board Committee"	the independent board committee constituted by independent directors of NWI for the purpose of considering and advising the shareholders of NWI in connection with the Transactions
"Party A"	Xiamen Xiangyu Group Corporation, a company established under the laws of the PRC
"Party B"	New World (Xiamen) Port Investments Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of PPC
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange
"PPC Independent Board Committee"	the independent board committee constituted by independent directors of PPC for the purpose of considering and advising the shareholders of PPC in connection with the Transactions
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency in the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the entering into of the Merger Agreement, the Merger and all other transactions in connection with the Merger
"WSOLLC"	Xiamen Xiangyu Free Port Developing Co., Ltd., a wholly state-owned limited liability company established under the laws of the PRC and a wholly-owned subsidiary of Party A

In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1.00 = RMB1.06 for reference purpose.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
New World Infrastructure Limited
Chow Oi Wah, Fergus
Company Secretary

By Order of the Board
Pacific Ports Company Limited
Wong Wing Lun, Alan
Company Secretary

Hong Kong, 2 July 2002

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in NWI or PPC, you should at once hand this circular to the purchaser or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of NWI or PPC.

新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

CONNECTED TRANSACTIONS

太平洋港口有限公司
Pacific Ports Company Limited
(incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

MERGER BY A SUBSIDIARY

Independent Financial Adviser to the Independent Board Committees

BNP PARIBAS PEREGRINE

A joint letter from the NWI Board and the PPC Board is set out on pages 5 to 17 of this circular, a letter from the NWI Independent Board Committee is set out on pages 18 and 19 of this circular and a letter from the PPC Independent Board Committee is set out on pages 20 and 21 of this circular. In addition, a letter from BNP Paribas Peregrine is set out on pages 22 to 32 of this circular.

23 July 2002

CONTENTS

In this circular, the following expressions have the meaning set out below unless the context requires otherwise:

"Agreed Value"	being the value of CJV 1, CJV 2 or WSOLLC (as the case may be) as at 30 June 2001 agreed by the Merger Parties for the purpose of the Merger
"Berth No. 12"	Berth number 12 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 12 to 16"	Berth numbers 12, 13, 14, 15 and 16 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 13 & 14"	Berth numbers 13 and 14 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 13 & 15"	Berth numbers 13 and 15 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 14 & 16"	Berth numbers 14 and 16 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 15 & 16"	Berth numbers 15 and 16 in the East Channel Port Zone, Xiamen, the PRC
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, the independent financial adviser to the Independent Board Committees in relation to the Transactions
"Chesterton"	Chesterton Petty Ltd., an independent qualified valuer in Hong Kong
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"CJV 1"	Xiamen Xiang Yu Quay Co., Ltd. (廈門象嶼碼頭有限公司), a CJV and which is owned as to 92% by Party B (as the foreign joint venture partner) and 8% by Party A (as the PRC joint venture partner)
"CJV 2"	Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. (廈門象嶼保稅區惠建碼頭有限公司), a CJV and which is owned as to 60% by Party B (as the foreign joint venture partner) and 40% by Party A (as the PRC joint venture partner)

"Committee"	the management committee constituted by the representatives of the shareholders of each of the Merger Parties, during the transitional period, to consider and make decisions in respect of certain matters concerning the Merger Parties
"Completion"	the completion of the Merger in accordance with the Merger Agreement
"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"Independent Board Committees"	the NWI Independent Board Committee and the PPC Independent Board Committee
"Latest Practicable Date"	18 July 2002, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Management"	the management of the New JV
"Merger"	the merger between the Merger Parties in accordance with the Merger Agreement
"Merger Agreement"	the merger agreement dated 28 June 2002 entered into between the Merger Parties in relation to the Merger
"Merger Parties"	CJV 1, CJV 2 and WSOLLC
"New JV"	the new identity of CJV 1 after Completion (being an EJV), whereupon its name will be changed to Xiamen New World Xiang Yu Container Terminals Co., Ltd. (厦門象嶼新世界集裝箱碼頭有限公司)
"New JV Board"	the board of directors of the New JV
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange

"NWD"	New World Development Company Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange
"NWI Board"	the board of NWI Directors
"NWI Directors"	the directors of NWI
"NWI Group"	NWI and its subsidiaries
"NWI Independent Board Committee"	the independent committee of the NWI Board constituted by independent non-executive NWI Directors, for the purpose of considering and advising the NWI Shareholders in connection with the Transactions
"NWI Shareholders"	shareholders of NWI
"Party A"	Xiamen Xiangyu Group Corporation (廈門象嶼集團有限公司), a company established under the laws of the PRC
"Party B"	New World (Xiamen) Port Investments Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of PPC
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange
"PPC Board"	the board of PPC Directors
"PPC Directors"	the directors of PPC
"PPC Group"	PPC and its subsidiaries
"PPC Independent Board Committee"	the independent committee of the PPC Board constituted by independent non-executive PPC Directors, for the purpose of considering and advising the PPC Shareholders in connection with the Transactions
"PPC Shareholders"	shareholders of PPC
"PRC"	the People's Republic of China

"PRC Valuation"	the asset valuation on each of CJV 2 and WSOLLC as at 30 June 2001 by Chinese Enterprise Appraisal Limited Liability Company (北京中企華資產評估有限責任公司), an independent unconnected qualified asset valuer in the PRC
"RMB"	Renminbi, the lawful currency in the PRC
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the entering into of the Merger Agreement, the Merger and all other transactions contemplated under the Merger Agreement
"WSOLLC"	Xiamen Xiangyu Free Port Developing Co., Ltd. (廈門象嶼保稅港區發展有限公司), a wholly state-owned limited liability company established under the laws of the PRC and a wholly-owned subsidiary of Party A

In this circular, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1.00 = RMB1.06 for reference purpose.

新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

Executive NWI Directors:
Dr. Cheng Kar-Shun, Henry *(Chairman)*
Mr. Doo Wai-Hoi, William *(Vice Chairman)*
Mr. Chan Wing-Tak, Douglas *(Managing Director)*
Mr. Cheng Kar-Shing, Peter
Mr. Leung Chi-Kin, Stewart
Mr. Chan Kam-Ling
Mr. So Ngok

Non-executive NWI Directors:
Dr. Li Kwok-Po, David*
Mr. Cheng Wai-Chee, Christopher*
Mr. Coull, Gary William John*
Mr. Kaffenberger, Wilfried Ernst
(Alternate Director: Mr. Yeung Kun-Wah)
Mr. Fu Sze-Shing

* *Independent non-executive NWI Directors*

Head office and principal place of business:
9th Floor
New World Tower 2
18 Queen's Road Central
Hong Kong

Registered office:
P.O. Box 309
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

太平洋港口有限公司
Pacific Ports Company Limited
(incorporated in Bermuda with limited liability)

Executive PPC Directors:
Dr. Cheng Kar-Shun, Henry *(Chairman)*
Mr. Chan Wing-Tak, Douglas *(Deputy Chairman)*
Mr. Doo Wai-Hoi, William
Mr. Lo Lin-Shing, Simon
Mr. So Ngok
Mr. Cheung Chin-Cheung, Tommy
Mr. Bruce Carroll Allen
Mr. Tse Po-Shing, Andy

Independent non-executive PPC Directors:
Mr. To Hin-Tsun, Gerald
Mr. Peter Francis Amour

Head office and principal place of business:
21st Floor
New World Tower 2
18 Queen's Road Central
Hong Kong

Registered office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

23 July 2002

To the NWI Shareholders and the PPC Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS OF NWI

DISCLOSEABLE AND CONNECTED TRANSACTIONS OF PPC

MERGER BY A SUBSIDIARY

INTRODUCTION

NWD, NWI and PPC jointly issued an announcement dated 2 July 2002 that the Merger Agreement was entered into between CJV 1, CJV 2 and WSOLLC, pursuant to which CJV 1 (an indirect subsidiary of each of NWI and PPC) will be: (i) merged with CJV 2 and WSOLLC by way of absorption; and (ii) converted from a CJV into an EJV immediately after the Merger.

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder (as defined in the Listing Rules) of CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions of PPC under the Listing Rules. In addition, the Transactions constitute discloseable transactions of PPC under the Listing Rules. As NWI is interested in 75% of the issued ordinary share capital of PPC, the Transactions also constitute connected transactions of NWI under the Listing Rules. In accordance with the Listing Rules, the Transactions require the approval by the NWI Shareholders and the PPC Shareholders, respectively.

The NWI Independent Board Committee, comprising Messrs Li Kwok-Po, David and Cheng Wai-Chee, Christopher, has been formed to consider the Transactions. The PPC Independent Board Committee, comprising Messrs To Hin-Tsun, Gerald and Peter Francis Amour, has been formed to consider the Transactions. BNP Paribas Peregrine has been appointed as the independent financial adviser to the Independent Board Committees in respect of the Transactions.

The purpose of this letter and the other sections of the circular of which this letter forms part (the "Circular") is to provide you with information relating to the details of the Transactions, to set out the recommendations from the Independent Board Committees and the advice from BNP Paribas Peregrine.

Terms defined in the Circular have the same meanings when used in this letter.

BACKGROUND INFORMATION

CJV 1 owns Berth No. 12 in the East Channel Port Zone, Xiamen, the PRC, which is currently in operation. The operating capacity of CJV 1 in terms of container throughput is approximately 210,000 TEUs for the year ended 30 June 2001.

CJV 2 owns Berth Nos. 13 & 14 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

WSOLLC owns Berth Nos. 15 & 16 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

Although the coastlines and depots at Berth Nos. 13 & 15 had been completed, such berths are awaiting further examinations by the relevant PRC governmental authorities before their construction can be completed. In respect of Berth Nos. 14 & 16, their coastlines had been completed and their depots are expected to be completed by the end of years 2003 and 2005, respectively.

THE TRANSACTIONS

The Merger Agreement

Parties: CJV 1, CJV 2 and WSOLLC

Date: 28 June 2002

Proposed Merger

Pursuant to the Merger Agreement, CJV 1, an indirect subsidiary of each of NWI and PPC, will merge with CJV 2 and WSOLLC by way of absorption (i.e. the assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV 1 and thereafter CJV 2 and WSOLLC will cease to exist). CJV 1 will be converted from a CJV into an EJV when the Merger is completed in accordance with the Merger Agreement, after which the New JV will be formally established as a result of such conversion. In addition, the New JV will own Berth Nos. 12 to 16 after the Merger.

The New JV will be owned as to 50% by Party A (as the PRC joint venture partner) and 50% by Party B (as the foreign joint venture partner). Hence, it would mean that the 8% and 92% interests of Party A and Party B in CJV 1, respectively, will be rearranged to 50% interests in the New JV being held by each of Party A and Party B after the Merger. The total investment and the registered capital of the New JV will be RMB1,150,000,000 (approximately HK$1,084,905,660) and RMB384,040,000 (approximately HK$362,301,886), respectively. The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans and internal funding.

Each of NWI and PPC will not have control of the New JV, and the New JV will be accounted for as a jointly controlled entity by NWI and PPC (i.e. the assets of the New JV will not be consolidated into the accounts of NWI and PPC, respectively). In addition, Party A will not have control of the New JV.

Corporate Structures

A simplified group structure chart **before** the Merger is set out below:


New World Infrastructure Limited (Cayman Islands) [NWI]
75%
Pacific Ports Company Limited (Bermuda) [PPC]
100%
New World (Xiamen) Port Investments Limited (HK) [Party B]
92%
Xiamen Xiang Yu Quay Co., Ltd. (PRC) [CJV 1]
Berth No. 12 (operating)
60%
Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. (PRC) [CJV 2]
Berth Nos. 13 & 14 (under construction)
Xiamen Xiangyu Group Corporation (PRC) [Party A]
8%
40%
100%
Xiamen Xiangyu Free Port Developing Co., Ltd. (PRC) [WSOLLC]
Berth Nos. 15 & 16 (under construction)

A simplified group structure chart **after** the Merger, assuming there is no change to the other shareholdings, is set out below:


NWI
75%
PPC
100%
Party A
Party B
50%
50%
New JV
(formerly CJV 1)
Assume
assets and
liabilities
Berth Nos. 12 to 16
CJV 2
WSOLLC

Legal and Financial Consequences/Issues after Completion

After the Merger, all the respective assets and rights of the Merger Parties will be transferred to the New JV and the New JV will assume all the respective obligations and liabilities of the Merger Parties. However, the respective rights and liabilities of the Merger Parties transferred/assumed will be limited by the extent of their assets and liabilities or contingent assets and liabilities as disclosed in their respective auditors' reports, to be issued by an accounting firm in the PRC within 15 days after the Merger is approved by the Ministry of Foreign Trade and Economic Co-operation in the PRC. The assets and liabilities, contingent assets and liabilities or bad assets that are not listed in these auditors' reports will be assumed by the original shareholders of the Merger Parties, in proportion to their respective shareholdings in the Merger Parties prior to the Merger. This provides a fall back protection for the respective shareholders of the Merger Parties in the event that there may be hidden liabilities.

Each of the Merger Parties will be entitled to/responsible for its operating profits and/or losses generated/incurred from 1 July 2001 to 31 December 2001 (both dates inclusive). If the Merger is able to be completed, Party A and Party B will (in accordance with their respective daily consolidated actual investment ratios in the Merger Parties (as applicable)) receive distribution of profits or shareholders compensation or make corresponding accounting treatments in respect of the monthly operating profits and/or losses of each of the Merger Parties received and/or generated/incurred from 1 January 2002 to the date of Completion (both dates inclusive).

The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans. Each of NWI and PPC will have no further commitments in respect of such funding. However, Party B will be responsible for: (i) any penalties arising from late registration of its existing shareholder's loan as foreign loan/debt (the amounts of which cannot be determined at this stage); and (ii) any losses resulting from currency fluctuations of the foreign loans/debts, and Party A will endeavour to assist Party B in minimising the payment for any such penalties. Party B has this responsibility because being the foreign joint venture partner in the New JV, it is solely liable for the penalties arising from late registration of its existing shareholder's loan as foreign loan/debt. However, the Directors are of the view that the amounts for such penalties are not quantifiable at the moment as there are no set rules for the relevant PRC authorities to determine such amounts. Moreover, the relevant PRC authorities may or may not impose such penalties, depending on what they are taking into consideration at the time.

The New JV will be responsible for the coastline usage fee, channel usage fee, communication and navigation facilities fee and land use right transfer fee arising from the conversion of the land occupied by Berth No. 12 from "allocated land" to "transferred land" in the PRC. In addition, the New JV will be responsible for any additional land use right transfer fee, coastline usage fee, channel usage fee and communication and navigation facilities fee

that are required to be paid for the corresponding adjustments to be made to the respective terms of the land use right, coastline usage right, channel usage right and communication and navigation facilities usage right so that they are consistent with the operating term of the New JV.

Management and Operation during the Transitional Period

Each of Party A and Party B has elected 3 representatives to form the Committee to consider and make decisions in respect of the following matters concerning the Merger Parties:

(i) any matters which require approval at a board meeting of each of the Merger Parties; and

(ii) significant matters of the Merger Parties (as previously determined by the Committee) such as significant investment decisions or asset allocations.

The Committee will be dissolved after Completion.

Employees of the Merger Parties

Employees of the Merger Parties will be assessed by the Management to determine whether they will be employed by the New JV. The shareholders of each of the Merger Parties will respectively be responsible for paying compensation fees, if any, to the managers and employees of each of the relevant Merger Parties as a result of the Merger, in proportion to their respective shareholdings in the relevant Merger Parties.

The Management

The Management, to be headed by the general manager of the New JV, will be established by the New JV under the supervision of the New JV Board. The New JV Board will comprise 8 directors, 4 to be appointed by each of Party A and Party B.

The structure and the composition of the Management will be approved by the New JV Board. The general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B; whilst the vice-general manager, the finance manager and the chief administration/human resources officer will be nominated by Party A.

Conditions for the Effectiveness of the Merger Agreement

The Merger Agreement will become effective upon the fulfilment of various conditions, including:

(i) all relevant approvals and procedures required for the Merger Agreement to become effective having been obtained/completed by PPC, NWI and NWD in accordance with the rules and requirements of the Stock Exchange;

(ii) the reclassification of the foreign shareholders' loans of CJV 1 or CJV 2 having been completed;

(iii) the loan taken out by WSOLLC with the Bank of China, Xiamen Branch, having been substituted by Party A (as the borrower), without creating any security over the assets of WSOLLC;

(iv) the registered foreign debt of CJV 1 can be repaid upon obtaining the approval of the State Administration of Foreign Exchange (in accordance with CJV 1's cash flow arrangement); and

(v) the distributable profits of CJV 1 for the period up to 31 December 2001 as approved by the CJV 1's board according to its 2001 audited financial statements having been distributed to Party A and Party B in accordance with their respective interests in CJV 1.

Conditions for Completion

Completion is conditional on the fulfilment of various conditions, including:

(i) the shareholders' investments to the New JV having been provided by Party A and Party B in accordance with their respective interests in the New JV within 15 days of completing the alterations to the Foreign-invested Enterprise Approval Certificate to reflect the proposed Merger;

(ii) prior to the Completion: (1) Party A and Party B having full entitlement to their rights arising from their respective interests in the Merger Parties; and (2) Party A and Party B have not created any pledge or third party rights over their own interests in the Merger Parties in order to secure their respective loans (if any), unless such loans were borrowed for the purpose of facilitating the Merger and they do not affect the normal operations of the Merger Parties; and

(iii) each of the Merger Parties discharging its security arrangements such as the provisions of mortgages and guarantees to other parties in order to secure loans other than that of its own.

Reasons for the Transactions

As Berth Nos. 12 to 16 will be owned and operated by the same entity - the New JV, it is expected that the efficiency of these berths will be enhanced considerably and therefore improve future profitability. Other such synergy effects of the Transactions include: (i) enabling larger vessels (with throughput up to 6,000 TEUs) to berth (because, without the Merger, each of the Merger Parties will be limited to operate under its own coastline, which in turn will limit the size of vessels being able to berth); (ii) cost savings from sharing of overheads, construction costs and other expenses by Berth Nos. 12 to 16; and (iii) minimising potential competition amongst CJV 1, CJV 2 and WSOLLC, thereby making the New JV more competitive with the two other terminals operating companies in Xiamen.

Further, it is expected that there will be favourable long-term financial implications of the Transactions to PPC. In accordance with the Merger Agreement, Party B will receive repayment for part of the shareholder's loan it had contributed to CJV 1 and/or CJV 2 and PPC will therefore be able to unlock part of its investment, thereby improving its cash position. According to the Merger Agreement, approximately RMB180,000,000 (approximately HK$169,811,320) of bank loans of WSOLLC will be transferred to the New JV upon completion of the Merger. Accordingly, the New JV will obtain such amount of money to repay Party B for its contribution of shareholder's loan. In addition, PPC anticipates that an additional RMB27,000,000 (approximately HK$25,471,698) of shareholder's loan will be repaid by the New JV to PPC for the purpose of balancing the percentage of shareholder contribution in the New JV. It is estimated that PPC will receive repayment of approximately RMB207,000,000 (approximately HK$195,283,018) worth of shareholder's loan in 2002 and 2003 to achieve equal shareholding percentages in the New JV. The attributable profits to PPC immediately after the Merger are expected to be adversely affected mainly due to the reduction of its percentage interest in CJV 1 and interest expenses from additional bank loans. However, such profits will be improved due to the synergy effects to be generated from the Merger in the long run.

Although PPC will not have control of the New JV (as the New JV will be a jointly controlled entity), PPC will have four nominees on the New JV Board and the general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B, and therefore PPC will have significant representation in the Management and the operations of the New JV. In light of the favourable financial implications of the Transactions to PPC, coupled with other benefits of the Transactions such as the synergy effects as mentioned above, the PPC Directors believe that, on balance, the giving up of control of CJV 1 and CJV 2 as a result of the Transactions are in the best interests of the PPC Shareholders.

As the expiry date of the operating period of CJV 1 will be extended from 29 December 2042 (a date which is 50 years from the date of establishment of CJV 1) to 29 December 2052 (a date which is 60 years from the date of establishment of CJV 1), or in any case, the operating period of CJV 1 will not be less than 55 years from the date of establishment of CJV 1 (i.e. 29 December 2047), the operating period of CJV 1 will be extended by at least 5 years.

In addition, the conversion of the New JV from a CJV to an EJV immediately after the Merger will have a number of benefits, including:

(i) the investment obligation and profits allocation of the New JV (being an EJV) will be in proportion to the capital contributions of the shareholders of the New JV (unlike a CJV which is in accordance with PRC law); and

(ii) early redemption of capital during the term of an EJV is not allowed (unlike a CJV which is in accordance with PRC law).

Apart from the implicit contributions/benefits from Party A in the paragraphs above, Party A has also been assisting in obtaining approvals from the relevant PRC governmental authorities in respect of the Merger.

In view of the above benefits of the Transactions, the NWI Board (including the independent non-executive NWI Directors) are of the view that the Transactions are in the best interests of the NWI Shareholders.

The PPC Board (including the independent non-executive PPC Directors) believes that the Transactions, with the abovementioned and other anticipated benefits arising therefrom, are in the best interests of the PPC Shareholders. The PPC Board also believes that the Transactions would better enable PPC to develop and carry out new investments in respect of its port-related businesses.

Information on NWI

The NWI Group is principally engaged in the development, ownership, operation and/or management of toll roads, bridges, cargo handling, power plants, water treatment and e-infrastructure/technology.

Information on PPC

The PPC Group is principally engaged in the investment in, and the development, operation and management of terminals in seaports and riverports and related businesses in Hong Kong and the other parts of the PRC.

Aggregate Consideration for, and the Combined Net Tangible Assets of, CJV 2 and WSOLLC

The aggregate consideration for a 100% interest in each of CJV 2 and WSOLLC amounts to RMB624,167,788 (approximately HK$588,837,536). Such consideration is based on a valuation completed by an independent valuer (being the PRC Valuation), by reference to the net asset values and shareholders' loans outstanding as at 30 June 2001 and was arrived at after arm's length negotiations between the relevant parties.

The combined net asset values of a 100% interest in each of CJV 2 and WSOLLC as at 30 June 2001 amount to RMB292,061,816 (approximately HK$275,530,015). The difference in value between: (i) the aggregate consideration for CJV 2 and WSOLLC (as referred to above); and (ii) the aforesaid combined net asset values of CJV 2 and WSOLLC, was mainly attributable to the shareholders' loans provided by each of Party A and Party B to CJV 2 and the shareholder's loans provided by Party A to WSOLLC as at 30 June 2001 (which includes part of the existing bank loans of WSOLLC to be reclassified as shareholder's loans provided by Party A to WSOLLC) which together amount to RMB348,429,228 (approximately HK$328,706,818).

Given that CJV 2 and WSOLLC are not yet in operation (as the berths they respectively own are currently under construction), CJV 2 and WSOLLC had no net profits before and after tax in the financial years ended 31 December 2000 and 31 December 2001, respectively.

Further financial information in respect of the Merger Parties are set out below (whereby such arrangement was made in order to streamline the accounting treatment for the New JV upon Completion):

	CJV 1[1] (RMB 'million)	CJV 2[1] (RMB 'million)	WSOLLC[1] (RMB 'million)
Agreed Value[2]	350.9	466.3	240.4
Net asset value[3]	314.0	419.0	221.5
Premium	36.9	47.3	18.9
PRC Valuation[4]	N/A	466.3	240.4

Notes:

(1) All unaudited figures provided are as at 30 June 2001.

(2) For internal reference purposes, the agreed value as at 30 April 2002 for CJV 1, CJV 2 and WSOLLC were RMB379,400,000, RMB464,900,000 and RMB232,300,000, respectively (subject to final audit in accordance with the Merger Agreement).

(3) Net asset value includes shareholders' loans (which comprise part of the existing bank loans of WSOLLC to be reclassified as shareholder's loan provided by Party A to WSOLLC).

(4) The PRC Valuation is based on net book value and replacement cost method. Since CJV 1 is operational, discounted cash flow method instead of replacement cost method is considered to be more appropriate. Therefore, PPC did not adopt the PRC Valuation for the purpose of valuing CJV 1. The PRC Valuation results were based on net book value and together with the shareholders' loan for comparison purpose. Subsequently, PPC appointed Chesterton for an independent valuation as at 30 April 2002 for internal reference purposes only.

It was further agreed between Party A and Party B that instead of adjusting the net asset value of each of Merger Parties (as stated above) to the Agreed Value, the net asset value of CJV 1 and CJV 2 will not be adjusted but the net asset value of WSOLLC will be adjusted by the difference between Party A's share of the premium in the Merger Parties and Party B's share of the premium in the Merger Parties in accordance with the respective investment interests of Party A and Party B in the Merger Parties.

The premium attributable to each of Party A and Party B in respect of CJV 2 was calculated in accordance with their actual investment percentages in the total investment of CJV 2, being 45.4% and 54.6% by Party A and Party B, respectively, although the shareholding interests of Party A and Party B in CJV 2 were in fact 40% and 60%, respectively. Pursuant to the document (Xia Cai 2002 No.76) of Xiamen Finance Bureau, it was approved that the value of CJV 1, CJV 2 and WSOLLC as at 30 June 2001 for the purpose of the Transactions was RMB314,000,000, (approximately HK$296,226,415), RMB419,000,000 (approximately HK$395,283,018) and RMB205,200,000 (approximately HK$193,584,905), respectively. Accordingly, the aggregate value of the Merger Parties is approximately RMB938,200,000 (approximately HK$885,094,339). In order to effectively balance the contribution of Party A

and Party B in the New JV so as to maintain an equal basis, it is estimated that approximately RMB207,000,000 (approximately HK$195,283,018) of the aggregate value of the Merger Parties of approximately RMB938,200,000 (approximately HK$885,094,339) will be partially refinanced by bank loan and/or internal funding of the New JV and such amount will be repaid to Party B. This RMB207,000,000 (approximately HK$195,283,018) currently represents part of the shareholder's loan in CJV 1 and CJV 2 attributable to Party B. Since PPC will be able to obtain a repayment of part of its investment in CJV 1 and CJV 2, it is expected that PPC's cash position will be improved. It should also be noted that the said RMB207,000,000 (approximately HK$195,283,018) is subject to a final audit upon Completion.

In addition, the net profit of CJV 1 for the financial years ended 31 December 2000 and 31 December 2001 were RMB17,700,000 (approximately HK$16,698,113) and RMB31,200,000 (approximately HK$29,433,962), respectively.

Discloseable and Connected Transactions

The aggregate consideration for a 100% interest in each of CJV 2 and WSOLLC, which amounts to RMB624,167,788 (approximately HK$588,837,536), represents: (i) approximately 5.39% and 16.95% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective audited accounts for the year ended 30 June 2001; and (ii) approximately 5.36% and 15.94% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective interim accounts for the six months ended 31 December 2001.

As CJV 2 is an indirect subsidiary of PPC, and WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder of CJV 2, WSOLLC is a connected person of PPC under the Listing Rules. Accordingly, the Transactions constitute discloseable and connected transactions of PPC under the Listing Rules and require the approval by the PPC Shareholders in accordance with Rule 14.26 of the Listing Rules. As NWI in turn is interested in 75% of the ordinary issued share capital of PPC, the Transactions also constitute connected transactions of NWI and require the approval by the NWI Shareholders under the Listing Rules.

Shareholders' Approval of NWI and PPC

As NWD and NWI are not interested in the Transactions, the Stock Exchange has granted a waiver to NWI from the requirement to obtain shareholders' approval at an extraordinary general meeting for the Transactions on the basis that, NWD, with an interest in more than 50% of the issued share capital of NWI, had confirmed in writing that it approved the Transactions and that NWI (jointly with PPC) would issue the Circular to the NWI Shareholders for their information. The Stock Exchange has also granted a waiver to PPC from the requirement to obtain shareholders' approval at a special general meeting for the Transactions on the basis that NWI, as the holder of more than 50% of the ordinary issued share capital of PPC, had confirmed in writing that it approved the Transactions and that PPC (jointly with NWI) would issue the Circular to the PPC shareholders for their information.

RECOMMENDATIONS

The text of a letter to the NWI Shareholders from the NWI Independent Board Committee containing its recommendation is set out on pages 18 and 19 of the Circular. Having considered the advice from BNP Paribas Peregrine in relation to the Transactions, which is set out on pages 22 to 32 of the Circular, the NWI Independent Board Committee is of the opinion that the Transactions are in the best interest of NWI and the NWI Shareholders, and the terms of the Merger Agreement already entered into by CJV 1, CJV 2 and WSOLLC in connection thereof are fair and reasonable so far as the NWI Shareholders are concerned.

The text of a letter to the PPC Shareholders from the PPC Independent Board Committee containing its recommendation is set out on pages 20 and 21 of the Circular. Having considered the advice from BNP Paribas Peregrine in relation to the Transactions, which is set out on pages 22 to 32 of the Circular, the PPC Independent Board Committee is of the opinion that the Transactions are in the best interest of PPC and the PPC Shareholders, and the terms of the Merger Agreement already entered into by CJV 1, CJV 2 and WSOLLC in connection thereof are fair and reasonable so far as the PPC Shareholders are concerned.

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the following sections of the Circular:

(i) Letter from the NWI Independent Board Committee (pages 18 and 19);

(ii) Letter from the PPC Independent Board Committee (pages 20 and 21);

(iii) Letter from BNP Paribas Peregrine (pages 22 to 32);

(iv) General information of NWI (pages 33 to 41); and

(v) General information of PPC (pages 42 to 48).

Yours faithfully,
By Order of the NWI Board
Cheng Kar-Shun, Henry
Chairman

Yours faithfully,
By Order of the PPC Board
Chan Wing-Tak, Douglas
Deputy Chairman

新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

23 July 2002

To the NWI Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS
MERGER BY A SUBSIDIARY

INTRODUCTION

We refer to the circular dated 23 July 2002 jointly issued by NWI and PPC (the "Circular") of which this letter forms part. Terms defined in the Circular have the same meanings when used in this letter.

We, being the independent non-executive NWI Directors constituting the NWI Independent Board Committee, are writing to you to set out our opinion in respect of the Transactions. The NWI Independent Board Committee was set up to advise you as a NWI Shareholder whether in its view the Transactions and the terms of the Merger Agreement already entered into by the Merger Parties in connection thereof are in the best interest of NWI and the NWI Shareholders and are fair and reasonable so far as the NWI Shareholders are concerned.

The Transactions and the terms of the Merger Agreement are summarised in the "Joint Letter from the NWI Board and the PPC Board" set out on pages 5 to 17 of the Circular. In addition, the NWI Independent Board Committee has been advised by BNP Paribas Peregrine in considering the Transactions. You are strongly urged to read BNP Paribas Peregrine's letter to the Independent Board Committees, which is set out on pages 22 to 32 of the Circular.

RECOMMENDATION

As the NWI Independent Board Committee, we have discussed with the management of NWI and PPC the reasons for the Transactions. We also understand the basis upon which BNP Paribas Peregrine's advice has been given to the Independent Board Committees.

Taking into account the advice of BNP Paribas Peregrine, the NWI Independent Board Committee considers that the Transactions as described in the "Joint Letter from the NWI Board and PPC Board" in the Circular are in the best interest of NWI and the NWI Shareholders, and the terms of the Merger Agreement already entered into by the Merger Parties in respect thereof are fair and reasonable so far as the NWI Shareholders are concerned.

Yours faithfully,
NWI Independent Board Committee
Li Kwok-Po, David and **Cheng Wai-Chee, Christopher**
Independent non-executive NWI Directors

太平洋港口有限公司
Pacific Ports Company Limited
(incorporated in Bermuda with limited liability)

23 July 2002

To the PPC Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS
MERGER BY A SUBSIDIARY

INTRODUCTION

We refer to the circular dated 23 July 2002 jointly issued by NWI and PPC (the "Circular") of which this letter forms part. Terms defined in the Circular have the same meanings when used in this letter.

We, being the independent non-executive PPC Directors constituting the PPC Independent Board Committee, are writing to you to set out our opinion in respect of the Transactions. The PPC Independent Board Committee was set up to advise you as a PPC Shareholder whether in its view the Transactions and the terms of the Merger Agreement already entered into by the Merger Parties in connection thereof are in the best interest of PPC and the PPC Shareholders and are fair and reasonable so far as the PPC Shareholders are concerned.

The Transactions and the terms of the Merger Agreement are summarised in the "Joint Letter from the NWI Board and the PPC Board" set out on pages 5 to 17 of the Circular. In addition, the PPC Independent Board Committee has been advised by BNP Paribas Peregrine in considering the Transactions. You are strongly urged to read BNP Paribas Peregrine's letter to the Independent Board Committees, which is set out on pages 22 to 32 of the Circular.

RECOMMENDATION

As the PPC Independent Board Committee, we have discussed with the management of PPC the reasons for the Transactions. We have also discussed with BNP Paribas Peregrine the basis upon which its advice has been given to the Independent Board Committees.

Taking into account the advice of BNP Paribas Peregrine, the PPC Independent Board Committee considers that the Transactions as described in the "Joint Letter from the NWI Board and PPC Board" in the Circular are in the best interest of PPC and the PPC Shareholders, and the terms of the Merger Agreement already entered into by the Merger Parties in respect thereof are fair and reasonable so far as the PPC Shareholders are concerned.

Yours faithfully,
PPC Independent Board Committee
To Hin-Tsun, Gerald and **Peter Francis Amour**
Independent non-executive PPC Directors

BNP PARIBAS PEREGRINE

23rd July, 2002

The independent committee of the board of directors
New World Infrastructure Limited
9th Floor
New World Tower 2
18 Queen's Road Central
Hong Kong

The independent committee of the board of directors
Pacific Ports Company Limited
21st Floor
New World Tower 2
18 Queen's Road Central
Hong Kong

CONNECTED TRANSACTIONS OF NWI AND DISCLOSEABLE AND CONNECTED TRANSACTIONS OF PPC

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committees in respect of the Transactions, details of which are set out in the joint letter from the NWI Board and the PPC Board contained in the joint circular of NWI and PPC dated 23rd July, 2002 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder (as defined in the Listing Rules) for CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions for PPC under the Listing Rules and are required to be approved by the independent PPC Shareholders. In addition, the Transactions constitute discloseable transactions for PPC under the Listing Rules. Accordingly, the PPC Independent Board Committee has been established to consider the terms of the Merger Agreement and to advise the independent PPC Shareholders in relation to the Transactions. We have been appointed as the independent financial adviser to advise the PPC Independent Board Committee on the fairness and reasonableness of the terms of the Merger Agreement.

BNP PARIBAS Equities
BNP Paribas Peregrine Capital Limited
36/F, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong

As NWI is interested in approximately 75% of the issued ordinary share capital of PPC, the Transactions also constitute connected transactions for NWI under the Listing Rules and are required to be approved by the independent NWI Shareholders. The NWI Independent Board Committee has been established to consider the terms of the Merger Agreement and to advise the independent NWI Shareholders in relation to the Transactions. We have also been appointed as the independent financial adviser to advise the NWI Independent Board Committee on the fairness and reasonableness of the terms of the Merger Agreement.

Given that the NWI Shareholders are interested in the Transactions through PPC and such interest is the same as that of the PPC Shareholders, our advice to the Independent Board Committees is set out in this letter.

Apart from normal professional fees for our services to PPC and NWI as described above, no arrangement exists whereby we will receive any fees or benefits from NWI, PPC, Party A or any of their respective associates (as defined in the Listing Rules). We are independent of the directors, chief executive or substantial shareholders of NWI, PPC, Party A, any of their respective subsidiaries or their respective associates (as defined in the Listing Rules) and we consider ourselves suitable to give independent financial advice to the Independent Board Committees in relation to the Transactions. As at the Latest Practicable Date, a subsidiary namely BNP Paribas Arbitrage Hong Kong Limited, ("BNP Paribas Subsidiary") of the holding company of BNP Paribas Peregrine (together with its subsidiaries as "BNP Paribas Group") held 1,638,484 shares in NWD, representing approximately 0.08% of the issued share capital of NWD. We do not consider this shareholding interest would affect the objectivity of our advice, given the fact that the interests of the BNP Paribas Subsidiary in NWD is the same as the independent shareholders of NWD in respect of the Transactions; the value of the shares in NWD is immaterial in terms of either the consolidated gross or net assets of BNP Paribas Group; and there is Chinese wall between BNP Paribas Subsidiary and BNP Paribas Peregrine.

In arriving at our advice, we have relied on the information and facts supplied, and the opinions expressed, by the NWI Directors, the PPC Directors, and management of NWI and PPC, and assumed that all statements, opinions and representations made were true and accurate at the time they were made and continue to be true and accurate at the date of the Circular. We have also sought and received confirmation from the NWI Directors and the PPC Directors that no material facts have been omitted from such information supplied and opinions expressed. We have relied on such information and considered that we have been provided with and have reviewed sufficient information and opinion to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular. We have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the PPC Group or WSOLLC.

BACKGROUND INFORMATION

It was stated in the joint announcement of NWD, NWI and PPC dated 2nd July, 2002 that CJV 1 entered into the Merger Agreement with CJV 2 and WSOLLC on 28th June, 2002 in relation to the merger by way of absorption of CJV 2 and WSOLLC (i.e. the assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV 1, thereafter CJV 2 and WSOLLC will cease to exist).

CJV 1 will be converted from a CJV to an EJV upon Completion, after which the New JV will be formally established as a result of such conversion. As noted in the joint letter from the NWI Board and the PPC Board, the investment obligation and profits allocation of the New JV (being an EJV) will be in proportion to the capital contributions of the shareholders of the New JV, we consider that this is important to any form of co-investments and hence, the conversion from an CJV to an EJV is to the benefits of Party B. The New JV will be engaged in the operation and development of Berth Nos. 12 to 16 in the East Channel Port Zone, Xiamen, the PRC.

The New JV will be owned as to 50% by Party A and 50% by Party B. The total investment and the registered capital of the New JV will be RMB1,150 million (approximately HK$1,085 million) and RMB384.04 million (approximately HK$362 million) respectively. The difference between the total investment of the New JV, and the registered capital and the shareholders' loan of the New JV to be contributed by Party A and Party B respectively would be made up by bank loans and/or internal fundings. The amount of shareholders' loan to be contributed by Party A and Party B to the New JV will be determined at the time of Completion. As at 30th June, 2001, the amount of shareholders' loan by Party A and Party B in the Merger Parties was approximately RMB540.4 million (approximately HK$509.8 million), which includes part of the existing bank loans of WSOLLC to be reclassified as shareholders' loan provided by Party A.

Each of the Merger Parties will be entitled to/responsible for its operating profits and/or losses generated/incurred from 1st July, 2001 to 31st December, 2001 (both dates inclusive). If the Merger is able to be completed, Party A and Party B will (in accordance with their daily consolidated actual investment ratios in the Merger Parties) receive distribution of profits or shareholders compensation or making corresponding accounting treatments in respect of the monthly operating profits and/or losses of each of the Merger Parties received and/or generated/incurred from 1st January, 2002 to the date of Completion (both dates inclusive).

Accordingly, as a condition for Completion, the shareholders' investments to the New JV (including shareholders' loan and shareholders' equity) as provided by Party A and Party B respectively should be made in accordance with their respective equity interests in the New JV, within 15 days of completing the alterations to the Foreign-invested Enterprise Approval Certificate to reflect the Merger. If the shareholders' investments to the New JV contributed by each of Party A and Party B do not amount to their respective equity interests, adjustments should be made within 15 days from the date of Completion to effect that the shareholders' investment to the New JV are contributed by Party A and Party B equally.

Pursuant to the Merger Agreement, CJV 1 will instruct the auditors to audit the financial statements of each of the Merger Parties upon Completion for the purpose of determining the value of each of the Merger Parties under the Transactions. As such, no audit was performed on the Merger Parties as at 30th June, 2001. The assets and liabilities, contingent assets and

liabilities or bad assets that are not listed in such auditors' reports of the Merger Parties will be assumed by the original shareholders of the Merger Parties, in proportion to their respective shareholdings in the Merger Parties prior to the Merger. This provides a fall back protection for the respective shareholders of the Merger Parties in the event that there may be hidden liabilities. As at the Latest Practicable Date, the PPC Directors were not aware of any contingent liabilities or bad assets that will not be listed in the auditors' reports and will be assumed by Party B. Accordingly, we do not consider that this fall back protection clause will have a significant adverse impact on Party B.

The Agreed Value of CJV 1 is determined after arm's length negotiation with reference to the unaudited net asset value of CJV 1 and the shareholders' loan of approximately RMB314.0 million (approximately HK$296.2 million) made by Party A and Party B as at 30th June, 2001 as per the unaudited management accounts of CJV 1 and adjusted for a goodwill of RMB36.9 million (approximately HK$34.8 million). Such amount of goodwill was determined by Party A and Party B after arm's length negotiation taking into account that CJV 1 is under operation and generating profits. The Agreed Value of CJV 1 amounted to approximately RMB350.9 million (approximately HK$331.0 million) as at 30th June, 2001. The Agreed Value of CJV 2 is determined after arm's length negotiation with reference to the unaudited net asset value of CJV 2 and the shareholders' loan of approximately RMB419.0 million (approximately HK$395.3 million) made by Party A and Party B as at 30th June, 2001 as per the unaudited management accounts of CJV 2 and adjusted for the PRC Valuation in respect of CJV 2. The PRC Valuation for CJV 2 as at 30th June, 2001 was approximately RMB466.3 million (approximately HK$439.9 million). The Agreed Value of CJV 2 amounted to approximately RMB466.3 million (approximately HK$439.9 million) as at 30th June, 2001.

The Agreed Value of WSOLLC is determined after arm's length negotiation with reference to the unaudited net asset value of WSOLLC and the shareholders' loan of approximately RMB221.5 million (approximately HK$209.0 million) made by Party A as at 30th June, 2001 as per the unaudited management accounts of WSOLLC and adjusted for the PRC Valuation in respect of WSOLLC. The PRC Valuation for WSOLLC as at 30th June, 2001 was approximately RMB240.4 million (approximately HK$226.8 million). The Agreed Value of WSOLLC amounted to approximately RMB240.4 million (approximately HK$226.8 million) as at 30th June, 2001.

The following table sets out (i) the Agreed Value; (ii) the aggregate of net asset value and shareholders' loan ("Book Value") as at 30th June, 2001 of each of the Merger Parties; and (iii) the premium of the Agreed Value over the Book Value of each of the Merger Parties respectively:

	CJV 1 *RMB' million*	**CJV 2** *RMB' million*	**WSOLLC** *RMB' million*
Agreed Value	350.9	466.3*	240.4*
Book Value as at 30th June, 2001	314.0	419.0	221.5
of which:			
shareholders' loan	192.0	252.3	96.1
net asset value	122.0	166.7	125.4
Premium	36.9	47.3	18.9

* *These figures also represent the PRC Valuation.*

It is further agreed between Party A and Party B that instead of adjusting the Book Value of each of Merger Parties to the Agreed Value, the Book Value of CJV 1 and of CJV 2 will not be adjusted but the Book Value of WSOLLC will be adjusted by the difference between Party A's share of the premium in the Merger Parties and Party B's share of the premium in the Merger Parties in accordance with the investment interest of Party A and Party B respectively in the Merger Parties. The premium attributable to each of Party A and Party B in respect of CJV 2 is calculated in accordance with their actual investment percentages, being 45.4% of the total investment contributed by Party A and 54.6% by Party B respectively, although the cooperative interests of Party A and Party B in CJV 2 represents 40% and 60% respectively. Pursuant to the document (Xia Cai 2002 No.76) of Xiamen Finance Bureau, it is approved that the value of CJV 1, CJV 2 and WSOLLC as at 30th June, 2001 for the purpose of the Transactions is RMB314.0 million, RMB419.0 million and RMB205.2 million respectively. Accordingly, the aggregate value of the Merger Parties is approximately RMB938.2 million (approximately HK$885.1 million). In order to effectively balance the contribution of Party A and Party B in the New JV so as to maintain an equal basis, it is estimated that approximately RMB207.0 million (approximately HK$195.3 million) of the aggregate value of the Merger Parties of RMB938.2 million will be partially refinanced by bank loan and/or internal fundings of the New JV and such amount will be repaid to Party B. This RMB207.0 million currently represents part of shareholder's loan in CJV 1 and CJV 2 attributable to Party B. Since PPC will be able to obtain a repayment of part of its investment in CJV 1 and CJV 2, it is expected that PPC's cash position will be improved. It should be noted that this RMB207.0 million is subject to the final audit upon Completion as stated above.

We have been advised by the PPC Directors that the purpose of such arrangement is for the simplicity of accounting treatment to the New JV upon Completion. Since this arrangement will not affect the difference between Party A's share of the premium in the Merger Parties and Party B's share of the premium in the Merger Parties, we consider that such arrangement will not affect the basis for determining the Agreed Value. Our opinion regarding the basis for determining the Agreed Value is set out in the paragraph headed "Basis of the Transactions and valuation of the Merger Parties" below.

Pursuant to the Merger Agreement, Party B, as the foreign joint venture partner, will be responsible for: (i) any penalties arising from late registration of its existing shareholder's loan as foreign loan/debt (the amount of which cannot be determined at this stage); and (ii) any losses resulting from currency fluctuations of the foreign loans/debts, and Party A will endeavour to assist Party B in minimising the payment for any such penalties. Party B has this responsibility because it is solely liable for the penalties arising from late registration of its existing shareholder's loan as foreign loan/debt. However, the PPC Directors are of the view that the amount for such penalties are not quantifiable at the moment as there are no set rules for the relevant PRC authorities to determine such amount. The relevant PRC authorities may or may not impose such penalties, depending on what they are taking into consideration at the time. Accordingly, we are not in a position to assess the impact of such possible penalties to Party B in this respect.

PRINCIPAL FACTORS CONSIDERED

In assessing the Transactions and giving our advice to the Independent Board Committees, we have taken into account the following principal reasons and factors:

(i) Reasons for and benefits of the Transactions

The PPC Group is principally engaged in the investment in development, operation and management of terminals in seaports and riverports and related businesses in Hong Kong and the other parts of the PRC.

According to the management of PPC, CJV 1 is currently operating at its maximum capacity, and in order to maintain competitiveness, it is not anticipated that CJV 1 can increase the tariff rate substantially in the foreseeable future. According to PPC, the estimated annual capacity of the New JV is about one million TEUs. The PPC Directors and the NWI Directors consider that the Transactions will be beneficial to CJV 1 and to provide an opportunity for CJV 1 to expand in its operation and to grow.

It is noted in the joint letter from the NWI Board and the PPC Board in the Circular that the Transactions are expected to create synergy and enhance the operating efficiency of Berth Nos. 12 to 16. In this regard, synergy can be created and operating efficiency can be enhanced by:

(a) efficient use of berth space and enabling larger vessels to berth;

(b) cost savings from sharing of expenses such as overheads and of facilities; and

(c) minimising potential competition amongst CJV 1, CJV 2 and WSOLLC and making the New JV more competitive with other major terminal operating companies in Xiamen.

According to the China Statistics Yearbooks, the cargo throughput of major coastal ports in the PRC grew from 483 million tonnes in 1990 to 1,256 million tonnes in 2001, representing a compound annual growth rate of about 11.2%. Xiamen port is ranked the sixth largest coastal ports in the PRC in terms of container throughput in 2000. The PPC Directors and the NWI Directors anticipate that Xiamen port is expected to benefit from: (i) the continuous growth of the PRC economy; (ii) the growth in international trade as well as domestic trade after China's accession to the World Trade Organisation; and (iii) the implementation of the "three links" between mainland China and Taiwan. Accordingly, the New JV is expected to benefit from the anticipated throughput growth in Xiamen. It should be noted that if the Transactions do not complete, CJV 1 might not be able to enjoy from such throughput growth since CJV 1 is already operating at its maximum capacity. In addition, if the Merger Parties are operating independently, each of the Merger Parties will be limited to operate under its own coastline and is not allowed to use the coastline of other Merger Parties, unless a fee is negotiated and be payable to such other parties.

Hence, each of the Merger Parties will be limited to its own coastline, which in turn will limit the size and number of vessels being able to berth. Each of the Merger Parties individually might then not be able to enjoy the increase demand in throughput growth attributable to larger vessels (with throughput up to 6,000 TEUs).

Although PPC will not have control of the New JV (as the New JV will be a jointly controlled entity), PPC will have four nominees on the New JV Board and the general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B, and therefore PPC will have significant representation in the management and the operations of the New JV. In addition, as the operating performance of the New JV will depend on a number of factors (including future throughput growth of the New JV and the operating efficiency of the New JV), PPC at present cannot quantify the amount of cost savings as a result of the Transactions. We agree with the PPC Directors that it is difficult to quantify the amount of cost savings arising from the Transactions at this stage since such cost savings would depend on a number of variables. In light of the favourable financial implications of the Transactions to PPC, coupled with other benefits of the Transactions such as the synergy as mentioned above, the PPC Directors believe that, on balance, the giving up of control of CJV 1 and CJV 2 as a result of the Transactions are in the interests of the PPC Shareholders. We concur with the view of the PPC Directors in this regard.

Having considered the above benefits of the Transactions, we concur with the view of the PPC Directors and the NWI Directors that the Transactions are in the interests of the NWI Shareholders and the PPC Shareholders.

(ii) **Basis of the Transactions and valuation of the Merger Parties**

Pursuant to the Merger Agreement, CJV 1 agreed to merge with CJV 2 and WSOLLC by way of absorption of CJV 2 and WSOLLC. The Transactions will be undergone on the basis of the Agreed Value of each of CJV 1, CJV 2 and WSOLLC as at 30th June, 2001 stated above, and the registered capital and the shareholders' loan of the New JV will be contributed by Party A and Party B in accordance with their respective equity interests in the New JV. Given that the basis for determining the Agreed Value treats Party A and Party B equally and the contribution of Party A and Party B in the New JV will be made in accordance with their respective equity interests in the New JV, we concur with the view of the NWI Directors and the PPC Directors that such basis for merging the Merger Parties is fair and reasonable.

In order to assess an independent valuation of each of the Merger Parties and compare such valuation to the Agreed Value (which subsequently used the agreed value as at 30th April, 2002 for the purpose of comparison) under the Merger Agreement, Chesterton, an independent valuer, was engaged by PPC for internal reference purposes only. During the course of the then negotiation with Party A, PPC considered appropriate

to engage Chesterton to appraise the business value of CJV 1, and the values of plants and machinery and properties of CJV 2 and WSOLLC respectively as at 30th April, 2002. Details relating to the methodology and assumptions employed by Chesterton's appraisals are set out in the valuation reports of Chesterton.

In respect of CJV 1, Chesterton considered that the discounted cashflow approach as the most appropriate method in valuing CJV 1 given CJV 1 is under full operation. Chesterton has valued CJV 1 at an open market value of RMB377.7 million (approximately HK$356.3 million) as at 30th April, 2002.

In respect of CJV 2 and WSOLLC, given certain facilities (including depots of Berth Nos. 14 and 16) of CJV 2 and WSOLLC are still under construction and both CJV 2 and WSOLLC are yet to be in operation, Chesterton considered that the depreciated replacement cost approach is the most appropriate method in valuing the plant and machinery and properties of CJV 2 and WSOLLC. The plants and machinery and properties of CJV 2 and WSOLLC have been valued by Chesterton at an open market value of RMB445.9 million (approximately HK$420.7 million) and RMB245.1 million (approximately HK$231.2 million) as at 30th April, 2002 respectively.

We have reviewed and considered the bases and assumptions made by Chesterton in preparing its valuation, including that CJV 1 is currently operating at its full capacity and no substantial increase in tariff rate is anticipated in the foreseeable future, which are consistent with the existing operation of CJV 1 and the expectation of the management of PPC. Taking into account the qualification and experience of Chesterton, we consider the bases and assumptions adopted by Chesterton to be appropriate in the context of the Transactions.

The net asset value and the shareholders' loan for CJV 2 and WSOLLC for the purpose of the Transactions as adjusted for their respective plant and machinery and properties valuations as at 30th April, 2002 prepared by Chesterton, amounted to approximately RMB461.9 million (approximately HK$435.8 million) and RMB232.1 million (approximately HK$219.0 million) respectively as at 30th April, 2002.

Since Chesterton was engaged to appraise the business value of CJV 1, and the values of plants and machinery and properties of CJV 2 and WSOLLC respectively as at 30th April, 2002, in order to compare the Agreed Value of the Merger Parties with the independent valuation provided by Chesterton, it was necessary to adjust the Agreed Value by taking into account movement in net asset value of the Merger Parties during the period from 1st July, 2001 to 30th April, 2002. The following table sets out (i) the Agreed Values; (ii) the Agreed Values of the Merger Parties after taking into account of the movement in net asset value during the period from 1st July, 2001 to 30th April, 2002 (both dates inclusive); (iii) the business valuation made by Chesterton in respect of CJV 1 ("BV") and the net asset values and the shareholders' loan adjusted for the plant and

machinery and properties valuation made by Chesterton in respect of CJV 2 and WSOLLC as at 30th April, 2002 ("Adjusted NAV"); and (iv) the premium of the agreed values of the Merger Parties as at 30th April, 2002 over the BV/Adjusted NAV ("Valuation Premium"):

	CJV 1	**CJV 2**	**WSOLLC**
	RMB 'million	*RMB 'million*	*RMB 'million*
Agreed value	350.9	466.3	240.4
Agreed value as at 30th April, 2002	379.4	464.9 *(Note 1)*	232.3 *(Note 2)*
BV/Adjusted NAV as at 30th April, 2002	377.7	461.9	232.1
Valuation Premium	1.7	3.0	0.2

Notes:

(1) The decrease in the agreed value as at 30th April, 2002 when compared with the Agreed Value is mainly due to the pre-operating expenses being incurred.

(2) The decrease in the agreed value as at 30th April, 2002 when compared with the Agreed Value is mainly due to the pre-operating expenses being incurred and the adjustment in the value of land and building regarding its development status.

The Valuation Premium attributable to each of Party A and Party B in respect of CJV 2 is calculated in accordance with their actual investment percentages, being 45.4% of the total investment contributed by Party A and 54.6% by Party B respectively, although the cooperative interest of Party A and Party B in CJV 2 represents approximately 40% and 60% of the total cooperative interest in CJV 2 respectively. On the above basis and taking into account the Valuation Premium of approximately RMB3.2 million (approximately HK$3.0 million) attributable to Party B's interest in CJV 1 and CJV 2 as compared to the Valuation Premium of approximately RMB1.6 million (approximately HK$1.5 million) attributable to Party A's interest in the Merger Parties, we regard the agreed value of the Merger Parties as at 30th April, 2002 as comparable to the BV/Adjusted NAV as at 30th April, 2002.

(iii) **Conditions for the effectiveness of the Merger Agreement and completion of the Transactions**

Pursuant to the Merger Agreement, effectiveness of the Merger Agreement and Completion is conditional upon fulfilment of the conditions set out in the Merger Agreement. NWI Shareholders and PPC Shareholders should note that in the absence of fulfilment of all the conditions for the effectiveness of the Merger Agreement and completion of the Transactions, the Merger Agreement shall not become effective and the Merger Agreement will lapse.

One of the conditions of the Merger Agreement requires all relevant approvals in accordance with the rules and requirements of the Stock Exchange being obtained by PPC, NWI and NWD. Under the Listing Rules, NWI and PPC are respectively required to obtain approval from their independent shareholders in respect of the Transactions. As NWD and NWI are not interested in the Transactions, no shareholders will be required to abstain from voting. At the request of NWI and PPC, the Stock Exchange had respectively granted waivers to NWI and PPC from the requirement to obtain shareholders' approval at the extraordinary general meeting of NWI and the special general meeting of PPC for the Transactions on the basis that NWD (with an interest in more than 50% of the issued share capital of NWI) and NWI (with an interest in more than 50% of the issued ordinary share capital of PPC) had confirmed in writing that they approved the Transactions and that NWI and PPC would jointly issue to their respective shareholders for their information a circular containing a letter of advice from an independent financial adviser regarding the Transactions.

(iv) **Financial effects of the Transactions**

Working capital

Neither Party A nor Party B is required to pay any cash consideration under the Transactions. In order to effectively balance the contribution of Party A and Party B in the New JV (including the equity contribution, shareholders' loan and attributable results of each of the Merger Parties) so as to maintain an equal portion, it is estimated that approximately RMB207.0 million (approximately HK$195.3 million) of shareholder's loan in CJV 1 and CJV 2 attributable to Party B shall be repaid to Party B by instalment in 2002 and 2003. As such, PPC will be able to unlock part of its investments in CJV 1 and CJV 2 and and it is expected that its cash position will improve. We consider that such arrangement is to the benefits of PPC. However, it should be noted that such repayment of investments is subject to the relevant approvals from the regulatory authorities in the PRC and the obtaining of the bank's financing.

Net asset value

As stated in the joint letter from the NWI Board and the PPC Board, PPC will not have control of the New JV. Accordingly, the New JV will be classified as a jointly controlled entity in the balance sheet of PPC and the New JV will not be consolidated into PPC's accounts. Nevertheless, the consolidated net asset value of PPC is expected to remain unchanged after Completion.

Potential earning dilution

The net profit of CJV 1 for the year ended 31st December, 2001 was approximately RMB31.2 million (approximately HK$29.4 million) as per the audited accounts of CJV 1. Given the fact that CJV 2 and WSOLLC are currently under development and Party B's interest in CJV 1 will be reduced from 92% to 50% after Completion, the operating results attributable to PPC will be negatively affected

immediately after Completion. The sum of the profit of CJV 1 attributable to PPC and the loss of CJV 2 attributable to PPC for the year ended 30th June, 2001 amounted to approximately HK$15.3 million, representing approximately 5.5% of the consolidated net profit of PPC for the year ended 30th June, 2001. Had the Transactions been completed in the year ended 30th June, 2001, the sum of the profit of PPC contributed by the New JV would have been reduced to approximately HK$5.7 million for the year ended 30th June, 2001.

We have been advised by PPC that the New JV is planning to fund the construction work and its working capital requirement through a number of bank loans. It should be noted that interest expenses so incurred may affect the profitability of the New JV.

The PPC Directors believe that the operation of the New JV after Completion would be better than each of the Merger Parties operating separately. Taking into account the reasons for and benefits of the Transactions as stated above, we concur with the view of the PPC Directors and the NWI Directors in this respect. Although the profitability of the New JV will depend on its operation and there is no assurance that such operation could be successfully run, in our opinion, this investment risk is generally associated with uncertainties in relation to a new business or the implementation of an expansion plan and, therefore, are inevitable in nature.

Future capital requirement

As referred to above, we have been advised by the PPC Directors that the future funding for the development of the New JV will be financed via bank borrowings and/or internal resources and there is no arrangement for the shareholders of the New JV to provide such financing or to provide guarantee for the bank borrowings. It should however be noted that there is no assurance that the New JV can obtain all its financing.

ADVICE

Having considered the above principal factors and reasons, we consider that the Transactions are in the interest of NWI and the NWI Shareholders taken as a whole and PPC and the PPC Shareholders taken as a whole, and the terms of the Merger Agreement are fair and reasonable so far as the NWI Shareholders and the PPC Shareholders respectively taken as a whole are concerned.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited
Isadora Li
Managing Director

1 RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to NWI. The NWI Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2 DISCLOSURE OF INTERESTS BY NWI DIRECTORS

(a) As at the Latest Practicable Date, the following NWI Directors hold certain securities in NWI and its associated corporations (within the meaning of the SDI Ordinance) as follows:

	Number of shares held			
Company/NWI Director	Personal interests	Family interests	Corporate interests *(Note)*	Total
NWI				
(Ordinary shares of HK$1.00 each)				
Dr. Cheng Kar-Shun, Henry	—	1,000,000	—	1,000,000
Mr. Chan Wing-Tak, Douglas	700,000	—	—	700,000
Mr. Chan Kam-Ling	6,800	—	—	6,800
NWD				
(Ordinary shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	23,253	—	—	23,253
Mr. Chan Kam-Ling	90,470	—	—	90,470
NWCL				
(Ordinary shares of HK$0.10 each)				
Mr. Doo Wai-Hoi, William	700,000	—	—	700,000
Mr. Chan Kam-Ling	100,000	—	—	100,000

Company/NWI Director	Number of shares held Personal interests	Family interests	Corporate interests (Note)	Total
Extensive Trading Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	—	—	380,000	380,000
Mr. Leung Chi-Kin, Stewart	160,000	—	—	160,000
Mr. Chan Kam-Ling	—	—	80,000	80,000
Hip Hing Construction Company Limited				
(Non-voting deferred shares of HK$100.00 each)				
Mr. Chan Kam-Ling	15,000	—	—	15,000
HH Holdings Corporation				
(Ordinary shares of HK$1.00 each)				
Mr. Chan Kam-Ling	15,000	—	—	15,000
International Property Management Limited				
(Non-voting deferred shares of HK$10.00 each)				
Mr. Chan Kam-Ling	1,350	—	—	1,350
Master Services Limited				
(Ordinary shares of US$0.01 each)				
Mr. Leung Chi-Kin, Stewart	16,335	—	—	16,335
Mr. Chan Kam-Ling	16,335	—	—	16,335
Matsuden Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	44,000	—	—	44,000
Mr. Chan Kam-Ling	—	—	44,000	44,000

Company/NWI Director	Personal interests	Family interests	Corporate interests (Note)	Total
	Number of shares held			
New World Services Limited				
(Ordinary shares of HK$0.10 each)				
Mr. Cheng Kar-Shing, Peter	—	—	3,382,788	3,382,788
Mr. Leung Chi-Kin, Stewart	4,214,347	—	250,745	4,465,092
Mr. Chan Kam-Ling	—	—	10,602,565	10,602,565
Progreso Investment Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	—	—	119,000	119,000
Tai Yieh Construction & Engineering Company Limited				
(Non-voting deferred shares of HK$1,000.00 each)				
Mr. Chan Kam-Ling	250	—	—	250
Urban Property Management Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	—	—	750	750
Mr. Leung Chi-Kin, Stewart	750	—	—	750
YE Holdings Corporation				
(Ordinary shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	37,500	—	—	37,500

Note: These shares were beneficially owned by a company in which the relevant NWI Director was deemed to be entitled under the SDI Ordinance to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(b) As at the Latest Practicable Date, under the share option scheme adopted by NWI on 3 October 1997, the following NWI Directors hold share options to subscribe for shares in NWI as follows:

Name of NWI Director	Date of grant	Number of share options outstanding with exercise price per share in NWI of HK$10.20[(1)]	HK$12.00[(2)]
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	2,400,000
Mr. Doo Wai-Hoi, William	16 December 1998	200,000	800,000
Mr. Chan Wing-Tak, Douglas	26 November 1998	320,000	1,280,000
Mr. Cheng Kar-Shing, Peter	1 December 1998	120,000	480,000
Mr. Leung Chi-Kin, Stewart	8 December 1998	120,000	480,000
Mr. Chan Kam-Ling	9 December 1998	200,000	800,000
Mr. So Ngok	26 November 1998	200,000	800,000
Dr. Li Kwok-Po, David	28 November 1998	120,000	480,000
Mr. Cheng Wai-Chee, Christopher	11 December 1998	120,000	480,000
Mr. Coull, Gary William John	26 November 1998	120,000	480,000
Mr. Fu Sze-Shing	23 September 1999	240,000[(3)]	960,000[(4)]

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004, unless otherwise stated.

(2) The share options are divided into three tranches exercisable from 1 July 2000, 1 July 2001 and 1 July 2002, respectively, to 1 June 2004, unless otherwise stated.

(3) Exercisable from 1 July 2000 to 1 June 2005.

(4) The share options are divided into three tranches exercisable from 1 July 2001, 1 July 2002 and 1 July 2003, respectively, to 1 June 2005.

(c) As at the Latest Practicable Date, under a share option scheme adopted by PPC, an indirect subsidiary of NWI, the following NWI Director holds share options to subscribe for shares in PPC as follows:

Name of NWI Director	Date of Grant	Number of share options outstanding with exercise price per share in PPC of HK$0.693
Mr. Chan Wing-Tak, Douglas	11 May 1999	10,000,000 *(Note)*

Note: The share options are divided into four tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002, 5 May 2003, respectively, to 4 November 2004.

(d) As at the Latest Practicable Date, under a share option scheme adopted by NWCL, an indirect subsidiary of NWD (being the holding company of NWI), certain NWI Directors hold share options to subscribe for shares in NWCL at a price of HK$1.955 per share as follows:

Name of NWI Director	Date of grant	Period during which share options may be exercisable *(Note)*	Number of share options outstanding
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000
Mr. Doo Wai-Hoi, William	8 February 2001	9 March 2001 to 8 March 2006	2,800,000
Mr. Chan Wing-Tak, Douglas	12 February 2001	13 March 2001 to 12 March 2006	500,000
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000
Mr. Chan Kam-Ling	9 February 2001	10 March 2001 to 9 March 2006	400,000
Mr. So Ngok	9 February 2001	10 March 2001 to 9 March 2006	500,000

Note: The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of the share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20% of the total number of the share options granted together with any unexercised share options carried forward from the previous year(s).

Other than the shares and share options set out above, as at the Latest Practicable Date, none of the NWI Directors or chief executive of NWI had any interest in the securities of NWI or any associated corporation (within the meaning of the SDI Ordinance) which would be required to be: (i) notified to NWI and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a NWI Director would be taken or deemed to have under Section 31 of, or Part I of the schedule to, the SDI Ordinance); (ii) entered in the register kept by NWI pursuant to Section 29 of the SDI Ordinance; or (iii) notified to NWI and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3 SUBSTANTIAL SHAREHOLDERS OF NWI

(a) As at the Latest Practicable Date, so far as is known to any NWI Director or chief executive of NWI, the following persons were interested in 10% or more of the share capital of NWI as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance as follows:

Name	*Notes*	**Number of shares**
Chow Tai Fook Enterprises Limited ("Chow Tai Fook")	(1)	519,919,085
NWD	(2)	519,919,085
Sea Walker Limited ("SWL")	(3)	516,561,485
Mombasa Limited ("Mombasa")		516,561,485
AIG Asian Infrastructure Management II Ltd. as general partner of AIG Asian Infrastructure Management II LP as general partner of AIG Asian Infrastructure Fund II LP		96,848,750

Notes:

(1) Chow Tai Fook and its subsidiaries have interests in more than one-third of the issued shares of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) This interest represents 516,561,485 shares deemed to be held by SWL and 3,357,600 shares directly held by Financial Concepts Investment Limited ("FCIL"). SWL is a wholly-owned subsidiary of NWD and NWD has a 51.3% indirect interest in FCIL. NWD is deemed to have interests in the shares held by SWL and FCIL.

(3) Mombasa is a wholly-owned subsidiary of SWL and its interests in NWI is deemed to be held by SWL.

Save as disclosed above, no other person was recorded in the register kept pursuant to Section 16 of the SDI Ordinance as having an interest in 10% or more of the issued share capital of NWI as at the Latest Practicable Date.

(b) As at the Latest Practicable Date, so far as is known to the NWI Directors or chief executive of NWI and save as otherwise disclosed in this circular, the persons (other than members of the NWI Group) directly or indirectly interested in 10% or more of the voting power at general meetings of the members of the NWI Group (other than the PPC Group) were as follows:

Name	**Name of NWI's subsidiary**	**Percentage of shares held**
Mr. Li Chau-Ming, Peter	Apex-Pro Systems Limited	14.9%
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10%
Magic Pioneer Limited	Two-Way Communications Limited	10%

Save as disclosed above and in the prospectus of NWI dated 17 October 1995, NWI's circulars to shareholders and published announcements of NWI, so far as is known to any NWI Director or chief executive of NWI, no other person had directly or indirectly an interest in 10% or more of the voting power at general meetings of any member of the NWI Group as at the Latest Practicable Date.

4 ADDITIONAL DISCLOSURE OF INTERESTS IN NWI

(a) As at the Latest Practicable Date, none of the NWI Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the NWI Group.

(b) As at the Latest Practicable Date, none of the NWI Directors had entered, or proposed to enter, into a service contract with any member of the NWI Group which is not determinable by the relevant member of the NWI Group within one year without payment of compensation, other than statutory compensation.

(c) As at the Latest Practicable Date, BNP Paribas Peregrine had no shareholding in any member of the NWI Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the NWI Group.

(d) As at the Latest Practicable Date, none of the NWI Directors or BNP Paribas Peregrine had any direct or indirect interest in any asset which had been acquired or disposed of by, or leased to, any member of the NWI Group, or was proposed to be acquired or disposed of by, or leased to, any member of the NWI Group, since 30 June 2001, the date to which the latest published audited financial statements of the NWI Group were made up.

5 MATERIAL ADVERSE CHANGE

The NWI Directors are not aware of any material adverse change in the financial or trading position of the NWI Group since 30 June 2001, the date to which the latest published audited financial statements of the NWI Group were made up.

6 QUALIFICATIONS AND CONSENT

BNP Paribas Peregrine is an investment adviser registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong. BNP Paribas Peregrine has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

7 LITIGATION

Neither NWI nor any of its subsidiaries is engaged in any litigation or claim of material importance and, so far as the NWI Directors are aware, no litigation or claim of material importance is pending or threatened against NWI or any of its subsidiaries.

8 MISCELLANEOUS

(a) The English text of this circular shall prevail over the Chinese text.

(b) The secretary of NWI is Mr. Chow Oi-Wah, Fergus, *FCCA, AHKSA.*

(c) The head office and the principal place of business of NWI is at 9th Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong. The registered office of NWI is at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. The branch registrars of NWI in Hong Kong is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

9 DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Linklaters at 10th Floor, Alexandra House, 16-20 Chater Road, Hong Kong during normal business hours on any day (except public holidays) up to and including 13 August 2002:

(a) the Merger Agreement;

(b) the letter from BNP Paribas Peregrine as set out in this circular; and

(c) the written consent referred to in paragraph 6 of this appendix.

1 RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to PPC. The PPC Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2 DISCLOSURE OF INTERESTS BY PPC DIRECTORS

(a) Mr. Bruce Carroll Allen, a PPC Director, holds 180,000 shares in PPC through his spouse as at the Latest Practicable Date.

(b) As at the Latest Practicable Date, the following PPC Directors hold shares in NWD, the ultimate holding company of PPC, as follows:

Name of PPC Director	Number of shares
Mr. Cheung Chin-Cheung, Tommy	42,674
Mr. Tse Po-Shing, Andy	10,000

(c) As at the Latest Practicable Date, the following PPC Directors hold shares in NWI, the intermediate holding company of PPC, as follows:

Name of PPC Director	Number of shares
Dr. Cheng Kar-Shun, Henry	1,000,000 *(Note)*
Mr. Chan Wing-Tak, Douglas	700,000
Mr. Cheung Chin-Cheung, Tommy	100,000
Mr. Tse Po-Shing, Andy	100,000

Note: The shares in NWI are held by his spouse.

(d) As at the Latest Practicable Date, Mr. Doo Wai-Hoi, William, a PPC Director, holds 700,000 shares in NWCL, a subsidiary of NWD, the ultimate holding company of PPC.

(e) As at the Latest Practicable Date, under the share option scheme adopted by PPC on 11 April 1997, certain PPC Directors hold share options to subscribe for shares in PPC with an exercise price of HK$0.693 per share as follows:

Name of PPC Director	**Date of grant**	**Number of share options outstanding**	*Notes*
Mr. Chan Wing-Tak, Douglas	11 May 1999	10,000,000	(1)
Mr. Lo Lin-Shing, Simon	11 May 1999	6,000,000	(1)
Mr. Cheung Chin-Cheung, Tommy	11 May 1999	3,000,000	(1)
Mr. Tse Po-Shing, Andy	11 May 1999	2,000,000	(1)
Mr. Bruce Carroll Allen	16 February 2000	2,000,000	(2)

Notes:

(1) The share options are divided into four tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003, respectively, to 4 November 2004.

(2) The share options are divided into four tranches exercisable from 16 August 2000, 16 February 2002, 16 February 2003 and 16 February 2004, respectively, to 15 August 2005.

(f) As at the Latest Practicable Date, under a share option scheme adopted by NWI, certain PPC Directors hold share options to subscribe for shares in NWI as follows:

Name of PPC Director	**Date of grant**	**Number of share options outstanding with exercise price per share in NWI of**	
		HK$10.20 *(Note 1)*	**HK$12.00** *(Note 2)*
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	2,400,000
Mr. Doo Wai-Hoi, William	16 December 1998	200,000	800,000
Mr. Chan Wing-Tak, Douglas	26 November 1998	320,000	1,280,000
Mr. So Ngok	26 November 1998	200,000	800,000
Mr. Cheung Chin-Cheung, Tommy	12 December 1998	78,800	315,200

Notes:

(1) The share options are exercisable from 1 July 1999 to 1 June 2004.

(2) The share options are divided into three tranches exercisable from 1 July 2000, 1 July 2001 and 1 July 2002, respectively, to 1 June 2004.

(g) As at the Latest Practicable Date, under a share option scheme adopted by NWCL, an indirect subsidiary of NWD (being the ultimate holding company of PPC), certain PPC Directors hold share options to subscribe for shares in NWCL at a price of HK$1.955 as follows:

Name of PPC Director	Date of grant	Period during which share options may be exercisable *(Note)*	Number of share options outstanding
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000
Mr. Chan Wing-Tak, Douglas	12 February 2001	13 March 2001 to 12 March 2006	500,000
Mr. Doo Wai-Hoi, William	8 February 2001	9 March 2001 to 8 March 2006	2,800,000
Mr. So Ngok	9 February 2001	10 March 2001 to 9 March 2006	500,000

Note: The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of the share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20% of the total number of the share options granted together with any unexercised share options carried forward from the previous year(s).

Other than the shares and share options set out above, as at the Latest Practicable Date, none of the PPC Directors or chief executive of PPC had any interest in the securities of PPC or any associated corporation (within the meaning of the SDI Ordinance) which would be required to be: (i) notified to PPC and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a PPC Director would be taken or deemed to have under Section 31 of, or Part I of the schedule to, the SDI Ordinance); (ii) entered in the register kept by PPC pursuant to Section 29 of the SDI Ordinance; or (iii) notified to PPC and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3 SUBSTANTIAL SHAREHOLDERS OF PPC

(a) As at the Latest Practicable Date, so far as is known to any PPC Director or chief executive of PPC, the following persons were interested in 10% or more of the share capital of PPC as recorded in the register required to be kept under Section 16 of the SDI Ordinance as follows:

Name	*Notes*	**Number of ordinary shares**
Chow Tai Fook Enterprises Limited ("Chow Tai Fook")	(1)	1,544,976,000
NWD		1,544,976,000
Sea Walker Limited ("SWL")	(2)	1,544,976,000
Mombasa Limited ("Mombasa")	(3)	1,544,976,000
NWI	(4)	1,544,976,000
Lotsgain Limited ("Lotsgain")	(5)	1,544,976,000
Seashore Development Limited ("Seashore")	(6)	1,544,976,000

Notes:

(1) Chow Tai Fook and its subsidiaries have interests in more than one-third of the issued shares of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) SWL is a wholly-owned subsidiary of NWD and its interests in PPC is deemed to be held by NWD.

(3) Mombasa is a wholly-owned subsidiary of SWL and its interests in PPC is deemed to be held by SWL.

(4) NWI is a subsidiary of Mombasa and its interests in PPC is deemed to be held by Mombasa.

(5) Lotsgain is a wholly-owned subsidiary of NWI and its interests in PPC is deemed to be held by NWI.

(6) Seashore is a wholly-owned subsidiary of Lotsgain and its interests in PPC is deemed to be held by Lotsgain.

Save as disclosed above, no other person was recorded in the register kept pursuant to Section 16 of the SDI Ordinance as having an interest in 10% or more of the issued share capital of PPC as at the Latest Practicable Date.

(b) As at the Latest Practicable Date, so far as is known to any PPC Director or chief executive of PPC and save as otherwise disclosed in this circular, the persons (other than members of the PPC Group) directly or indirectly interested in 10% or more of the voting power at general meetings of the members of the PPC Group (other than PPC) were as follows:

Name	Name of PPC's subsidiary	Percentage of shares held
Nanjing Port Authority	Nanjing Huining Wharfs Co., Ltd.	25%
Suzhou Tonggang Group Company	Suzhou Huisu International Container Freight Wharfs Co., Ltd.	25%
Party A	CJV 2	40%
Xiamen COSCO International Container Freight Station & Transportation Co., Ltd.	Xiamen Xinyuan Container Terminal Co., Ltd.	30%

Save as disclosed above, so far as is known to any PPC Director or chief executive of PPC, no other person had directly or indirectly an interest in 10% or more of the voting power at general meetings of any member of the PPC Group as at the Latest Practicable Date.

4 ADDITIONAL DISCLOSURE OF INTERESTS IN PPC

(a) As at the Latest Practicable Date, none of the PPC Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the PPC Group.

(b) As at the Latest Practicable Date, none of the PPC Directors had entered, or proposed to enter, into a service contract with any member of the PPC Group which is not determinable by the relevant member of the PPC Group within one year without payment of compensation, other than statutory compensation.

(c) As at the Latest Practicable Date, BNP Paribas Peregrine had no shareholding in any member of the PPC Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the PPC Group.

(d) As at the Latest Practicable Date, none of the PPC Directors or BNP Paribas Peregrine had any direct or indirect interest in any asset which had been acquired or disposed of by, or leased to, any member of the PPC Group, or was proposed to be acquired or disposed of by, or leased to, any member of the PPC Group, since 30 June 2001, the date to which the latest published audited financial statements of the PPC Group were made up.

5 MATERIAL ADVERSE CHANGE

The PPC Directors are not aware of any material adverse change in the financial or trading position of the PPC Group since 30 June 2001, the date to which the latest published audited financial statements of the PPC Group were made up.

6 QUALIFICATIONS AND CONSENT

BNP Paribas Peregrine is an investment adviser registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong. BNP Paribas Peregrine has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

7 LITIGATION

Neither PPC nor any of its subsidiaries is engaged in any litigation or claim of material importance and, so far as the PPC Directors are aware, no litigation or claim of material importance is pending or threatened against PPC or any of its subsidiaries.

8 MISCELLANEOUS

(a) The English text of this circular shall prevail over the Chinese text.

(b) The secretary of PPC is Mr. Wong Wing-Lun, Alan.

(c) The head office and the principal place of business of PPC is at 21st Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong. The registered office of PPC is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The branch registrars of PPC in Hong Kong is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

9 DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Linklaters at 10th Floor, Alexandra House, 16-20 Chater Road, Hong Kong during normal business hours on any day (except public holidays) up to and including 13 August 2002:

(a) the Merger Agreement;

(b) the letter from BNP Paribas Peregrine as set out in this circular; and

(c) the written consent referred to in paragraph 6 of this appendix.

9 備查文件

下列文件之副本由即日起至二零零二年八月十三日(包括該日)止期間任何一日(公眾假期除外)之一般辦公時間內，在年利達律師事務所位於香港遮打道16-20號歷山大廈10樓之辦事處可供查閱：

(a) 合併協議；

(b) 本通函所載法國巴黎百富勤函件；及

(c) 本附錄第6段所述之同意書。

(d) 於最後實際可行日期，概無太平洋港口董事或法國巴黎百富勤於太平洋港口集團任何成員公司自二零零一年六月三十日（太平洋港口集團編製最新經審核財務報表日期）以來已收購或出售或租賃或建議收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

5　重大不利變動

太平洋港口董事並不知悉，自二零零一年六月三十日（太平洋港口集團編製最新經審核財務報表日期）以來，太平洋港口集團之財務或經營狀況有任何重大不利變動。

6　專業人士資格及同意書

法國巴黎百富勤為根據香港法例第333章證券條例註冊之投資顧問。法國巴黎百富勤已書面表示同意以本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

7　訴訟

太平洋港口及其任何附屬公司概無牽涉任何重大訴訟或索償，而據太平洋港口董事所知，太平洋港口或其任何附屬公司概無涉及任何尚未了結或有被控之虞之重大訴訟或索償。

8　其他事項

(a) 本通函之中、英文本如有歧異，概以英文本為準。

(b) 太平洋港口之秘書為黃詠倫先生。

(c) 太平洋港口之總辦事處及主要營業地點為香港皇后大道中18號新世界大廈第二期21樓。太平洋港口之註冊辦事處為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda。太平洋港口於香港之股份過戶登記處分處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

(b) 於最後實際可行日期，據任何太平洋港口董事或太平洋港口之主要行政人員所知，除本通函披露者外，直接或間接擁有10%或以上可於太平洋港口集團（太平洋港口除外）之成員公司股東大會上投票之權利之人士（太平洋港口集團成員公司除外）如下：

名稱	太平洋港口之附屬公司名稱	所持股份百分比
南京港務局	南京惠寧碼頭有限公司	25%
蘇州通港集團公司	蘇州惠蘇國際集裝箱碼頭有限公司	25%
甲方	合營企業二	40%
廈門中遠國際集裝箱儲運有限公司	廈門新遠貨櫃儲運有限公司	30%

除上文披露者外，據任何太平洋港口董事或太平洋港口之主要行政人員所知，於最後實際可行日期，概無其他人士直接或間接擁有10%或以上可於太平洋港口集團之任何成員公司股東大會上投票之權利。

4 於太平洋港口之其他權益披露

(a) 於最後實際可行日期，概無太平洋港口董事於在本通函日期仍存有，且對太平洋港口集團業務而言屬重大之任何合約或安排中擁有重大權益。

(b) 於最後實際可行日期，概無太平洋港口董事已或建議與太平洋港口集團任何成員公司訂立任何太平洋港口集團之有關成員公司不可在一年內毋須賠償（法定賠償除外）而予以終止之服務合約。

(c) 於最後實際可行日期，法國巴黎百富勤於太平洋港口集團之任何成員公司中並無任何股權，或擁有任何權利（不論是否可合法強制執行）認購或提名人士認購太平洋港口集團任何成員公司之證券。

3　太平洋港口之主要股東

(a) 於最後實際可行日期，據任何太平洋港口董事或太平洋港口之主要行政人員所知，根據披露權益條例第16條須存置之登記冊所記錄，持有太平洋港口10%或以上股本權益之人士如下：

名稱	附註	普通股數目
周大福企業有限公司(「周大福」)	(1)	1,544,976,000
新世界發展		1,544,976,000
Sea Walker Limited(「SWL」)	(2)	1,544,976,000
Mombasa Limited(「Mombasa」)	(3)	1,544,976,000
新世界基建	(4)	1,544,976,000
Lotsgain Limited(「Lotsgain」)	(5)	1,544,976,000
Seashore Development Limited(「Seashore」)	(6)	1,544,976,000

附註：

(1) 周大福及其附屬公司擁有新世界發展超過三份之一已發行股份，因此被視為於新世界發展所擁有之股份中擁有權益。

(2) SWL為新世界發展之全資附屬公司，其於太平洋港口之權益被視為由新世界發展持有。

(3) Mombasa為SWL之全資附屬公司，其於太平洋港口之權益被視為由SWL持有。

(4) 新世界基建為Mombasa之附屬公司，其於太平洋港口之權益被視為由Mombasa持有。

(5) Lotsgain為新世界基建之全資附屬公司，其於太平洋港口之權益被視為由新世界基建持有。

(6) Seashore為Lotsgain之全資附屬公司，其於太平洋港口之權益被視為由Lotsgain持有。

除上文披露者外，於最後實際可行日期，按根據披露權益條例第16條存置之登記冊所記錄，概無其他人士擁有10%或以上之太平洋港口已發行股本。

附註：

(1) 該等購股權可由一九九九年七月一日至二零零四年六月一日止期間內予以行使。

(2) 該等購股權分為三批，分別可由二零零零年七月一日、二零零一年七月一日及二零零二年七月一日起，至二零零四年六月一日止予以行使。

(g) 於最後實際可行日期，根據新世界發展(為太平洋港口之最終控股公司)之間接附屬公司新世界中國地產採納之購股權計劃，若干太平洋港口董事持有購股權，可按每股1.955港元價格認購新世界中國地產股份，並載述如下：

太平洋港口董事姓名	授出日期	購股權行使期(附註)	尚未行使購股權數目
鄭家純博士	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	5,000,000
陳永德先生	二零零一年二月十二日	二零零一年三月十三日至二零零六年三月十二日	500,000
杜惠愷先生	二零零一年二月八日	二零零一年三月九日至二零零六年三月八日	2,800,000
蘇鍔先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	500,000

附註： 該等購股權可於購股權獲接納並授出後一個月期屆滿起計五年內予以行使，惟任何一年可予行使之購股權數目，最多為所授出購股權總數之20%，連同往年尚未行使之購股權。

除上述股份及購股權外，於最後實際可行日期，概無太平洋港口董事或太平洋港口之主要行政人員於太平洋港口或任何相聯法團(定義見披露權益條例)之證券中，擁有：(i)根據披露權益條例第28條須知會太平洋港口及聯交所之任何權益(包括根據披露權益條例第31條或附表第一部，太平洋港口董事被當作或視作擁有之權益)；(ii)根據披露權益條例第29條須記錄於太平洋港口存置之登記冊之任何權益；或(iii)根據上市公司董事證券交易標準守則須知會太平洋港口及聯交所之任何權益。

(e) 於最後實際可行日期，根據太平洋港口於一九九七年四月十一日採納之購股權計劃，若干太平洋港口董事持有購股權，可按行使價每股0.693港元認購太平洋港口股份，並載述如下：

太平洋港口董事姓名	授出日期	尚未行使購股權數目	附註
陳永德先生	一九九九年五月十一日	10,000,000	(1)
魯連城先生	一九九九年五月十一日	6,000,000	(1)
張展翔先生	一九九九年五月十一日	3,000,000	(1)
謝寶樾先生	一九九九年五月十一日	2,000,000	(1)
Bruce Carroll Allen先生	二零零零年二月十六日	2,000,000	(2)

附註：

(1) 該等購股權分為四批，分別可由一九九九年十一月五日、二零零一年五月五日、二零零二年五月五日及二零零三年五月五日起，至二零零四年十一月四日止予以行使。

(2) 該等購股權分為四批，分別可由二零零零年八月十六日、二零零二年二月十六日、二零零三年二月十六日及二零零四年二月十六日起，至二零零五年八月十五日止予以行使。

(f) 於最後實際可行日期，根據新世界基建採納之購股權計劃，太平洋港口董事持有購股權，可認購新世界基建之股份，並載述如下：

太平洋港口董事姓名	授出日期	尚未行使購股權數目，而其行使價為每股新世界基建股份 10.20港元 (附註1)	12.00港元 (附註2)
鄭家純博士	一九九八年十二月二日	600,000	2,400,000
杜惠愷先生	一九九八年十二月十六日	200,000	800,000
陳永德先生	一九九八年十一月二十六日	320,000	1,280,000
蘇鍔先生	一九九八年十一月二十六日	200,000	800,000
張展翔先生	一九九八年十二月十二日	78,800	315,200

1 責任聲明

本通函遵照上市規則規定，載述了有關太平洋港口之資料。太平洋港口董事願就本通函所載資料之準確性共同個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明有誤導成份。

2 太平洋港口董事披露權益

(a) 於最後實際可行日期，太平洋港口董事Bruce Carroll Allen先生透過其配偶持有180,000股太平洋港口股份。

(b) 於最後實際可行日期，下列太平洋港口董事持有太平洋港口最終控股公司新世界發展之股份，並載述如下：

太平洋港口董事姓名	股份數目
張展翔先生	42,674
謝寶檻先生	10,000

(c) 於最後實際可行日期，下列太平洋港口董事持有太平洋港口居間控股公司新世界基建之股份，並載述如下：

太平洋港口董事姓名	股份數目
鄭家純博士	1,000,000 (附註)
陳永德先生	700,000
張展翔先生	100,000
謝寶檻先生	100,000

附註：　於新世界基建之股份乃由其配偶所持有。

(d) 於最後實際可行日期，太平洋港口董事杜惠愷先生持有700,000股新世界中國地產(太平洋港口最終控股公司新世界發展之一間附屬公司)股份。

9 備查文件

下列文件之副本由即日起至二零零二年八月十三日(包括該日)止期間任何一日(公眾假期除外)之一般辦公時間內，在年利達律師事務所位於香港遮打道16-20號歷山大廈10樓之辦事處可供查閱：

(a) 合併協議；

(b) 本通函所載法國巴黎百富勤函件；及

(c) 本附錄第6段所述之同意書。

(d) 於最後實際可行日期，概無新世界基建董事或法國巴黎百富勤於新世界基建集團任何成員公司自二零零一年六月三十日(新世界基建集團編製最新經審核財務報表日期)以來已收購或出售或租賃或建議收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

5 重大不利變動

新世界基建董事並不知悉，自二零零一年六月三十日(新世界基建集團編製最新經審核財務報表日期)以來，新世界基建集團之財務或經營狀況有任何重大不利變動。

6 專業人士資格及同意書

法國巴黎百富勤為根據香港法例第333章證券條例註冊之投資顧問。法國巴黎百富勤已書面表示同意以本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

7 訴訟

新世界基建及其任何附屬公司概無牽涉任何重大訴訟或索償，而據新世界基建董事所知，新世界基建或其任何附屬公司概無涉及任何尚未了結或有被控之虞之重大訴訟或索償。

8 其他事項

(a) 本通函之中、英文本如有歧異，概以英文本為準。

(b) 新世界基建之秘書為周藹華先生，FCCA, AHKSA。

(c) 新世界基建之總辦事處及主要營業地點為香港皇后大道中18號新世界大廈第二期9樓。新世界基建之註冊辦事處為P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies。新世界基建於香港之股份過戶登記處分處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

(b) 於最後實際可行日期，據新世界基建董事或新世界基建之主要行政人員所知，除本通函披露者外，直接或間接擁有10%或以上可於新世界基建集團(太平洋港口集團除外)之成員公司股東大會上投票之權利之人士(新世界基建集團成員公司除外)如下：

名稱	新世界基建之附屬公司名稱	所持股份百分比
李秋明先生	電貿通科技有限公司	14.9%
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10%
Magic Pioneer Limited	Two-Way Communications Limited	10%

除上文所披露者外，以及新世界基建於一九九五年十月十七日刊發之招股章程、新世界基建致股東之通函及新世界基建刊登之公佈外，據任何新世界基建董事或新世界基建之主要行政人員所知，於最後實際可行日期，概無其他人士直接或間接擁有10%或以上可於新世界基建集團之任何成員公司股東大會上投票之權利。

4 於新世界基建之其他權益披露

(a) 於最後實際可行日期，概無新世界基建董事於在本通函日期仍存有，且對新世界基建集團業務而言屬重大之任何合約或安排中擁有重大權益。

(b) 於最後實際可行日期，概無新世界基建董事已或建議與新世界基建集團任何成員公司訂立任何新世界基建集團之有關成員公司不可在一年內毋須賠償(法定賠償除外)而予以終止之服務合約。

(c) 於最後實際可行日期，法國巴黎百富勤於新世界基建集團之任何成員公司中並無任何股權，或擁有任何權利(不論是否可合法強制執行)認購或提名人士認購新世界基建集團任何成員公司之證券。

除上述股份及購股權外，於最後實際可行日期，概無新世界基建董事或新世界基建之主要行政人員於新世界基建或任何相聯法團(定義見披露權益條例)之證券中，擁有：(i)根據披露權益條例第28條須知會新世界基建及聯交所之任何權益(包括根據披露權益條例第31條或附表第一部，新世界基建董事被當作或視作擁有之權益)；(ii)根據披露權益條例第29條須記錄於新世界基建存置之登記冊之任何權益；或(iii)根據上市公司董事證券交易標準守則須知會新世界基建及聯交所之任何權益。

3　新世界基建之主要股東

(a) 於最後實際可行日期，據任何新世界基建董事或新世界基建之主要行政人員所知，根據披露權益條例第16(1)條須存置之登記冊所記錄，持有新世界基建10%或以上股本權益之人士如下：

名稱	附註	股份數目
周大福企業有限公司(「周大福」)	(1)	519,919,085
新世界發展	(2)	519,919,085
Sea Walker Limited(「SWL」)	(3)	516,561,485
Mombasa Limited(「Mombasa」)		516,561,485
AIG Asian Infrastructure Fund II LP之普通合夥人 AIG Asian Infrastructure Management II LP 之普通合夥人AIG Asian Infrastructure Management II Ltd.		96,848,750

附註：

(1) 周大福及其附屬公司擁有新世界發展超過三份之一已發行股份，因此被視為於新世界發展被視作擁有之股份中擁有權益。

(2) 此權益包括被視作由SWL持有之516,561,485股股份及由Financial Concepts Investment Limited(「FCIL」)直接持有之3,357,600股股份。SWL為新世界發展之全資附屬公司，而新世界發展則間接擁有FCIL 51.3%權益。新世界發展被視作於由SWL及FCIL所持有股份中擁有權益。

(3) Mombasa為SWL之全資附屬公司，故其於新世界基建之權益被視為由SWL持有。

除上文披露者外，於最後實際可行日期，按根據披露權益條例第16條存置之登記冊所記錄，概無其他人士擁有10%或以上之新世界基建已發行股本。

(c) 於最後實際可行日期，根據新世界基建間接附屬公司太平洋港口採納之購股權計劃，下列新世界基建董事持有購股權，可認購太平洋港口之股份，並載述如下：

新世界基建董事姓名	授出日期	行使價為每股太平洋港口股份0.693港元之尚未行使購股權數目
陳永德先生	一九九九年五月十一日	10,000,000 (附註)

附註：購股權分為四批，分別可由一九九九年十一月五日、二零零一年五月五日、二零零二年五月五日及二零零三年五月五日起，至二零零四年十一月四日止予以行使。

(d) 於最後實際可行日期，根據新世界發展(為新世界基建之控股公司)之間接附屬公司新世界中國地產採納之購股權計劃，若干新世界基建董事持有購股權，可按每股1.955港元價格認購新世界中國地產股份，並載述如下：

新世界基建董事姓名	授出日期	購股權行使期 (附註)	尚未行使購股權數目
鄭家純博士	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	5,000,000
杜惠愷先生	二零零一年二月八日	二零零一年三月九日至二零零六年三月八日	2,800,000
陳永德先生	二零零一年二月十二日	二零零一年三月十三日至二零零六年三月十二日	500,000
鄭家成先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	2,500,000
梁志堅先生	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	500,000
陳錦靈先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	400,000
蘇鍔先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	500,000

附註：該等購股權可於購股權獲接納並授出後一個月期屆滿起計五年內予以行使，惟任何一年可予行使之購股權數目，最多為所授出購股權總數之20%，連同往年尚未行使之購股權。

(b) 於最後實際可行日期，根據新世界基建於一九九七年十月三日採納之購股權計劃，下列新世界基建董事持有購股權，可認購新世界基建股份，並載述如下：

新世界基建董事姓名	授出日期	尚未行使之購股權，每股新世界基建股份行使價為 10.20港元(1)	尚未行使之購股權，每股新世界基建股份行使價為 12.00港元(2)
鄭家純博士	一九九八年十二月二日	600,000	2,400,000
杜惠愷先生	一九九八年十二月十六日	200,000	800,000
陳永德先生	一九九八年十一月二十六日	320,000	1,280,000
鄭家成先生	一九九八年十二月一日	120,000	480,000
梁志堅先生	一九九八年十二月八日	120,000	480,000
陳錦靈先生	一九九八年十二月九日	200,000	800,000
蘇鍔先生	一九九八年十一月二十六日	200,000	800,000
李國寶博士	一九九八年十一月二十八日	120,000	480,000
鄭維志先生	一九九八年十二月十一日	120,000	480,000
顧家利先生	一九九八年十一月二十六日	120,000	480,000
符史聖先生	一九九九年九月二十三日	240,000(3)	960,000(4)

附註：

(1) 除另有指明外，可由一九九九年七月一日至二零零四年六月一日期間內予以行使。

(2) 除另有指明外，購股權分為三批，分別可由二零零零年七月一日、二零零一年七月一日及二零零二年七月一日開始至二零零四年六月一日行使。

(3) 可由二零零零年七月一日至二零零五年六月一日期間內予以行使。

(4) 購股權分為三批，分別可由二零零一年七月一日、二零零二年七月一日及二零零三年七月一日開始至二零零五年六月一日行使。

公司／新世界基建董事	所持股份數目 個人權益	家屬權益	公司權益 (附註)	總額
新世界創建有限公司				
(普通股每股面值0.10港元)				
鄭家成先生	—	—	3,382,788	3,382,788
梁志堅先生	4,214,347	—	250,745	4,465,092
陳錦靈先生	—	—	10,602,565	10,602,565
Progreso Investment Limited				
(無投票權遞延股 每股面值1.00港元)				
梁志堅先生	—	—	119,000	119,000
大業建築工程有限公司				
(無投票權遞延股 每股面值1,000.00港元)				
陳錦靈先生	250	—	—	250
富城物業管理有限公司				
(無投票權遞延股 每股面值1.00港元)				
鄭家成先生	—	—	750	750
梁志堅先生	750	—	—	750
YE Holdings Corporation				
(普通股每股面值1.00港元)				
梁志堅先生	37,500	—	—	37,500

附註：此等股份由一間公司實益擁有，根據披露權益條例，有關新世界基建董事被視作有權於該公司之股東大會上行使或控制行使其三分之一或以上投票權。

公司／新世界基建董事	所持股份數目 個人權益	家屬權益	公司權益 (附註)	總額
精基貿易有限公司 (無投票權遞延股 每股面值1.00港元)				
鄭家成先生	—	—	380,000	380,000
梁志堅先生	160,000	—	—	160,000
陳錦靈先生	—	—	80,000	80,000
協興建築有限公司 (無投票權遞延股 每股面值100.00港元)				
陳錦靈先生	15,000	—	—	15,000
HH Holdings Corporation (普通股每股面值1.00港元)				
陳錦靈先生	15,000	—	—	15,000
國際屋宇管理有限公司 (無投票權遞延股 每股面值10.00港元)				
陳錦靈先生	1,350	—	—	1,350
Master Services Limited (普通股每股面值0.01美元)				
梁志堅先生	16,335	—	—	16,335
陳錦靈先生	16,335	—	—	16,335
松電有限公司 (無投票權遞延股 每股面值1.00港元)				
梁志堅先生	44,000	—	—	44,000
陳錦靈先生	—	—	44,000	44,000

1　責任聲明

本通函遵照上市規則規定，載述了有關新世界基建之資料。新世界基建董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明有誤導成份。

2　新世界基建董事之權益披露

(a)　於最後實際可行日期，下列新世界基建董事持有新世界基建或其相聯法團(定義見披露權益條例)之若干證券，並載述如下：

	所持股份數目			
公司／新世界基建董事	個人權益	家屬權益	公司權益 (附註)	總額
新世界基建				
(普通股每股面值1.00港元)				
鄭家純博士	—	1,000,000	—	1,000,000
陳永德先生	700,000	—	—	700,000
陳錦靈先生	6,800	—	—	6,800
新世界發展				
(普通股每股面值1.00港元)				
梁志堅先生	23,253	—	—	23,253
陳錦靈先生	90,470	—	—	90,470
新世界中國地產				
(普通股每股面值0.10港元)				
杜惠愷先生	700,000	—	—	700,000
陳錦靈先生	100,000	—	—	100,000

三十日止年度太平洋港口之綜合純利5.5%。若該等交易已於二零零一年六月三十日止年度完成，新合資企業對太平洋港口之溢利貢獻，於截至二零零一年六月三十日止年度已減少至約5,700,000港元。

太平洋港口向吾等知會，新合資企業正計劃透過數項銀行貸款，作為興建工程資金及營運資金之用。務須注意，所產生之利息開支可能影響新合資企業之盈利能力。

太平洋港口董事相信，新合資企業於完成後之營運，將會較合併各方各自之營運為佳。考慮到上述之該等交易原因及好處，吾等認同太平洋港口董事及新世界基建董事有關這方面之意見。雖然新合資企業之盈利能力將視乎其業務而定，且不保證會成功執行有關業務，故吾等認為這投資風險一般會涉及新業務或實行擴充計劃之不確定因素，故在性質上為無可避免。

未來資金需求

誠如上文所述，吾等獲太平洋港口董事知會，發展新合資企業之未來資金將透過銀行借款及／或內部資源撥付，且無安排新合資企業之股東提供有關資金或就該等銀行借款提供擔保。然而務須注意，現不保證新合資企業能夠獲得所有融資。

意見

經考慮上述主要因素及原因後，吾等認為，該等交易乃分別符合新世界基建及新世界基建股東，以及太平洋港口及太平洋港口股東之整體利益，而合併協議之條款分別就新世界基建股東及太平洋港口股東整體而言，乃屬公平合理。

此致

香港
皇后大道中18號
新世界大廈第二期
9樓
新世界基建有限公司
獨立董事委員會　台照

香港
皇后大道中18號
新世界大廈第二期
21樓
太平洋港口有限公司
獨立董事委員會　台照

代表
法國巴黎百富勤融資有限公司
董事總經理
李玉華
謹啟

二零零二年七月二十三日

合併協議之條件之一，是規定太平洋港口、新世界基建及新世界發展必須按照聯交所一切規則和規定取得所有有關之批准。根據上市規則，新世界基建及太平洋港口分別須就該等交易一事從各自之獨立股東取得批准。由於新世界發展及新世界基建於該等交易中並無擁有權益，故並無股東將須放棄投票。應新世界基建及太平洋港口之請求，聯交所已向新世界基建及太平洋港口分別授出豁免，因而毋須就該交易於新世界基建及太平洋港口之股東特別大會上尋求股東批准，這是基於新世界發展(擁有新世界基建已發行股本50%以上之權益)及新世界基建(擁有太平洋港口已發行普通股本50%以上之權益)已作出書面確認批准該等交易，而新世界基建及太平洋港口會聯合向彼等各自之股東發出一份載有獨立財務顧問編製有關該等交易之建議函件之通函，以供股東參考。

(iv) **該等交易之財務影響**

營運資金

甲方與乙方均毋須根據該等交易支付任何現金代價。為有效地使甲方與乙方對新合資企業之注資額(包括股本貢獻、股東貸款及合併各方之應佔業績)相等，乙方應佔合營企業一及合營企業二之股東貸款估計約人民幣207,000,000元(約195,300,000港元)，將須於二零零二年及二零零三年分期償還乙方。因此，太平洋港口將能夠解封其於合營企業一及合營企業二之部份投資，並預期這會改善其現金狀況。吾等認為該安排有利於太平洋港口。然而，該投資之還款須待有關中國監管機構批准及獲得銀行融資後，方可作實。

資產淨值

誠如新世界基建董事會及太平洋港口董事會發出之聯合函件所述，太平洋港口將不會擁有新合資企業之控制權。因此，新合資企業將於太平洋港口之資產負債表中被列為共同控制實體，而新合資企業將不會綜合至太平洋港口之賬目。然而，預期完成後太平洋港口之綜合資產淨值依舊不變。

潛在盈利攤薄

根據合營企業一之經審核賬目，截至二零零一年十二月三十一日止年度合營企業一之純利約為人民幣31,200,000元(約29,400,000港元)。鑑於合營企業二及國營獨資有限責任公司現正發展中，加上乙方於合營企業一之權益將於完成後由92%減至50%，故太平洋港口應佔之經營業績將於緊隨完成後受不利影響。於截至二零零一年六月三十日止年度，太平洋港口應佔合營企業一之溢利，以及太平洋港口應佔合營企業二之虧損，合共約為15,300,000港元，約相當於截至二零零一年六月

二年四月三十日之廠房、機器及物業價值作出調整後)(「經調整資產淨值」);及(iv)於二零零二年四月三十日合併各方之協定價值較業務估值／經調整資產淨值出現之溢價(「估值溢價」):

	合營企業一	合營企業二	國營獨資有限責任公司
	人民幣百萬元	人民幣百萬元	人民幣百萬元
協定價值	350.9	466.3	240.4
於二零零二年四月三十日之協定價值	379.4	464.9 (附註1)	232.3 (附註2)
於二零零二年四月三十日之業務估值／經調整資產淨值	377.7	461.9	232.1
估值溢價	1.7	3.0	0.2

附註:

(1) 與協定價值比較時,於二零零二年四月三十日之協定價值減少,主要是由於產生經營前開支所致。

(2) 與協定價值比較時,於二零零二年四月三十日之協定價值減少,主要是由於產生經營前開支及就土地及樓宇之發展狀況而調整價值所致。

甲方與乙方各自於合營企業二應佔之估值溢價,乃根據彼等之實際投資百分比(即甲方注入投資總額之45.4%,而乙方則注入54.6%)計算,雖然甲方及乙方於合營企業二之合作權益,分別佔合營企業二之合作權益總額約40%及60%。按上述基準並計及乙方於合營企業一及合營企業二之權益應佔估值溢價約人民幣3,200,000元(約3,000,000港元),而甲方於合併各方之權益應佔估值溢價則約為人民幣1,600,000元(約1,500,000港元),吾等認為合併各方於二零零二年四月三十日之協定價值與於二零零二年四月三十日之業務估值／經調整資產淨值相若。

(iii) **有效進行合併協議及完成該等交易之條件**

根據合併協議,有效進行合併協議及完成乃有待合併協議所載之條件達成後,方可作實。新世界基建股東及太平洋港口股東應注意,倘未能達成所有有效進行合併協議及完成該等交易之條件,合併協議將不會生效,而合併協議將會失效。

值於二零零二年四月三十日合營企業一之業務價值，以及合營企業二及國營獨資有限責任公司之廠房、機器及物業之價值。有關卓德評值之方法及假設詳情載於卓德之估值報告。

由於合營企業一正全面運作，因此折讓現金流量法乃估值合營企業一之最適合方法。卓德評估合營企業一於二零零二年四月三十日之公開市值為人民幣377,700,000元(約356,300,000港元)。

就合營企業二及國營獨資有限責任公司而言，卓德認為，由於合營企業二及國營獨資有限責任公司兩者之若干設施(包括14及16號泊位之船塢)仍在興建中，且尚待運作，因此，評估合營企業二及國營獨資有限責任公司之廠房、機器及物業之價值，折舊重置成本法乃最適合之方法。卓德評估合營企業二及國營獨資有限責任公司之廠房、機器及物業於二零零二年四月三十日之公開市值分別為人民幣445,900,000元(約420,700,000港元)及人民幣245,100,000元(約231,200,000港元)。

吾等已審閱並認為卓德在編製估值報告時所作之各項基準及假設(包括合營企業一現全面投入運作，及預期可見將來不會大幅增加稅率)與合營企業一現行業務及太平洋港口管理層之預測一致。經考慮卓德之專業資格及經驗，吾等認為，卓德所採納之基準及假設對該等交易而言亦屬合適。

合營企業二及國營獨資有限責任公司之資產淨值及股東貸款就該等交易而言，經卓德於二零零二年四月三十日對彼等各自之廠房、設備及物業編製之估值而予以調整後，於二零零二年四月三十日分別約達人民幣461,900,000元(約435,800,000港元)及人民幣232,100,000元(約219,000,000港元)。

由於卓德獲委聘，以評估合營企業一之業務價值及合營企業二及國營獨資有限責任公司於二零零二年四月三十日之廠房、機器及物業之價值，藉以比較合併各方之協定價值與卓德提供之獨立估值，故必須考慮於二零零一年七月一日至二零零二年四月三十日止期間內，合併各方之資產淨值變動，以調整協定價值。下表載列(i)協定價值；(ii)合併各方經計及於二零零一年七月一日起至二零零二年四月三十日(包括首尾兩天)止期間資產淨值變動後之協同價值；(iii)卓德就合營企業一作出之業務估值(「業務估值」)及資產淨值及股東貸款(經卓德評估合營企業二及國營獨資有限責任公司於二零零

支付使用費用者除外。因此，合併各方將只可使用本身港口岸，從而限制了泊位可容納之船隻體積。因此，合併各方將不能個別地享有大船(其吞吐量可達6,000個標準箱)吞吐量增長需求所帶來之商機。

因新合資企業將成為共同控制實體，故太平洋港口將不會對新合資企業有控制權。儘管如此，但太平洋港口於新合資企業董事會內將有四名代表，而乙方將提名新合資企業之總經理、財務總監及營運總監。因此，太平洋港口於管理層及新合資企業業務中，將佔重大權力。此外，由於新合資企業之營運表現將視乎多個因素而定，包括新合資企業之未來吞吐量及新合資企業之經營效率，故太平洋港口現不能計算因該等交易而節省之費用。吾等與太平洋港口董事意見一致，認為由於節省成本將視乎多項可變因素，故現階段難以計算因該等交易而節省之成本金額。由於該等交易對太平洋港口帶來有利財務影響，加上該等交易之其他好處，如上述之協同效益，故太平洋港口董事相信，總的來說，因該等交易而放棄對合營企業一及合營企業二之控制權，乃符合太平洋港口股東之利益。就此，吾等認同太平洋港口董事之見解。

考慮到上述該等交易之利益，吾等認同太平洋港口董事及新世界基建董事之意見，認為該等交易乃符合新世界基建股東及太平洋港口股東之利益。

(ii) **該等交易基準及合併各方之估值**

根據合併協議，合營企業一已同意透過吸納合營企業二及國營獨資有限責任公司之方式，與合營企業二及國營獨資有限責任公司合併。該等交易將按合營企業一、合營企業二及國營獨資有限責任公司各方於二零零一年六月三十日之協定價值進行，而新合資企業之註冊資本及股東貸款將由乙方及甲方按彼等各自於新合資企業之股本權益平均分擔。由於協定價值乃就甲方及乙方而平等釐定，加上甲方與乙方將按彼等各自於新合資企業之股本權益而注資予新合資企業，故吾等認同新世界基建董事及太平洋港口董事之意見，認為該合併各方之基準屬公平合理。

為獨立評估合併各方之價值，並將之與於合併協議項下之協定價值(其後使用於二零零二年四月三十日之協定價值，以作比較目的)作比較，太平洋港口委聘了一獨立估值師卓德，為內部參考目的。在與甲方之磋商過程中，太平洋港口認為適宜委聘卓德評

主要考慮因素

於評估該等交易並向兩間公司之獨立董事委員會提供吾等意見，吾等已考慮以下主要原因及因素：

(i) **該等交易之原因及利益**

太平洋港口集團主要從事投資於香港及中國其他地區之海港港口及河口港口碼頭之發展、營運及管理及相關業務。

據太平洋港口之管理層指出，合營企業一現時之營造已達飽和，並且預期合營企業一不會於可見未來大幅增加稅率，以維持其競爭力。據太平洋港口知會，新合資企業之估計每年運量約為1,000,000個標準箱。因合併為合營企業一提供機會，以擴大其業務及增長，故太平洋港口董事及新世界基建董事認為，該等交易將有利於合營企業一。

通函所載之新世界基建董事會及太平洋港口董事會發出之聯合函件指出，預期該等交易產生協同效益，及提升12至16號泊位之經營效率。就此，可由下列因素產生協同作用及提升經營效益：

(a) 有效使用泊位，使較大型船隻可停泊；

(b) 分佔開支(如間接開支)及設施所節省之成本；及

(c) 盡量減低合營企業一、合營企業二及國營獨資有限責任公司之間之潛在競爭，使新合資企業較廈門之其他主要碼頭經營公司更具競爭力。

據中國統計年鑑指出，中國主要口岸港口之貨物吞吐量由一九九零年之483,000,000噸增長至於二零零一年之1,256,000,000噸，相當於複式年增長率約11.2%。廈門港口就貨櫃箱吞吐量而言，於二零零零年排名為第六大中國口岸港口。太平洋港口董事及新世界基建董事預計，廈門港口之吞吐量預期因下列原因獲益：(i)中國經濟持續增長；(ii)國際性增長，以及中國加入世界貿易組織後本地貿易流量之增長；及(iii)實施國內及台灣「三通」。因此，新合資企業預期能從所預計於廈門之吞吐量增長而獲益。務須注意，由於合營企業一現時之營運已達飽和，倘該等交易未能完成，合營企業一便不能從該吞吐量需求增加中獲益。此外，倘合併各方獨立運作，合併各方之營運將局限於本身之港口岸，且不得使用其他合併各方之港口岸，惟已商討了向其他方

甲方與乙方進一步同意，不會調整合併各方之賬面值至協定價值，故不會調整合營企業一及合營企業二之賬面值，惟國營獨資有限責任公司之賬面值，則將按甲方與乙方分別於合併各方之投資權益，甲方佔合併各方之溢價與乙方佔合併各方之溢價兩者之差額作出調整(如上文所述)。雖然甲方及乙方分別佔合營企業二合作權益之40%及60%，甲方及乙方應佔合營企業二之溢價，是按雙方之實際投資百分比，亦即甲方及乙方分別佔總投資額45.4%及54.6%計算。根據廈門財政局之文件(廈財二零零二年第76號)，批准合營企業一、合營企業二及國營獨資有限責任公司於二零零一年六月三十日就該等交易而言之價值分別為人民幣314,000,000元、人民幣419,000,000元及人民幣205,200,000元。因此，合併各方之總值約為人民幣938,200,000元(約885,100,000港元)。為有效地使甲方與乙方在新合資企業之出資額達致相同水平，預期合併各方總值人民幣938,200,000元當中，約人民幣207,000,000元(約195,300,000港元)將部分向銀行再融資及／或以新合資企業內部資金撥支，該筆款項將由乙方償還。這筆為數人民幣207,000,000元之款項為乙方應佔合營企業一及合營企業二股東貸款之部分。由於太平洋港口能夠獲償還其於合營企業一及合營企業二之部分投資金額，故預期這將可改善其現金狀況。須注意這筆人民幣207,000,000元之款項有待如上文所述於完成後經過最後審核，才可作實。

太平洋港口董事已向吾等表示，該等安排旨在於完成後簡化新合資企業之會計處理。由於這項安排將不會影響甲方分佔合併各方之溢價與乙方分佔合併各方之溢價之間之差額，故吾等認為，該等安排將不會影響釐定協定價值之基準。吾等關於釐定協定價值之意見，已載於下文「該等交易基準及合併各方之估值」一段。

根據合併協議，乙方(合營企業外資方)將對：(i)因延遲將現有乙方之股東貸款註冊為外滙貸款／債項產生之罰款(現階段未能釐定有關金額)；及(ii)該等外滙貸款／債項之貨幣波動而引致之任何虧損負責，而甲方將盡力協助乙方減低支付該等罰款之機會。乙方須承擔此責任，因為其僅須負責因延遲註冊其現有股東貸款為外滙貸款／債項產生之罰款。然而，太平洋港口董事認為，現時無法確認該等罰款之金額，因為中國有關當局並無就釐定該等金額制定規則。中國有關當局不一定會施加該等罰款，這須視乎有關當局當時所考慮之因素而定。因此，吾等無法評估該等可能之罰款在這方面對乙方可能構成之影響。

各方原來之股東按彼等各自於合併前所持合併各方之股權比例分擔。這可保障合併各方各自之股東免於承擔可能尚未發現之任何負債。於最後實際可行日期，太平洋港口董事並不知悉有任何或然負債或不良資產將不會列於核數師報告及將由乙方承擔。因此，吾等並不認為，此項保障條款將對乙方構成重大不利影響。

合營企業一之協定價值乃按公平原則磋商後釐定，並參考了合營企業一之未經審核資產淨值及甲方與乙方按照合營企業一之未經審核管理賬及就商譽人民幣36,900,000元（約34,800,000港元）作出調整後，於二零零一年六月三十日提供之股東貸款約人民幣314,000,000元（約296,200,000元）。該商譽數額乃由甲方與乙方經公平原則磋商後，並考慮到合營企業一正在運作及賺取溢利而釐定。於二零零一年六月三十日，合營企業一之協定價值約達人民幣350,900,000元（約331,000,000港元）。合營企業二之協定價值乃按公平原則磋商後釐定，並參考了合營企業二之未經審核資產淨值及乙方與甲方按照合營企業二之未經審核管理賬及就有關合營企業二之中國估值作出調整後，於二零零一年六月三十一日所提供之股東貸款約人民幣419,000,000元（約395,300,000港元）。於二零零一年六月三十日，合營企業二之中國估值約達人民幣466,300,000元（約439,900,000港元）。合營企業二於二零零一年六月三十日之協定價值約達人民幣466,300,000元（約439,900,000港元）。

國營獨資有限責任公司之協定價值乃按公平原則磋商後釐定，並參考了國營獨資有限責任公司之未經審核資產淨值及甲方按照國營獨資有限責任公司之未經審核管理賬及就有關國營獨資有限責任公司之中國估值作出調整後，於二零零一年六月三十日所提供之股東貸款約人民幣221,500,000元（約209,000,000港元）。於二零零一年六月三十日，國營獨資有限責任公司之中國估值約達人民幣240,400,000元（約226,800,000港元）。國營獨資有限責任公司於二零零一年六月三十日之協定價值約達人民幣240,400,000元（約226,800,000港元）。

下表分別載列(i)協定價值；(ii)合併各方各自於二零零一年六月三十日之資產淨值與股東貸款之總和（「賬面值」）；及(iii)合併各方各自之協定價值與賬面值兩者間之溢價：

	合營企業一 人民幣百萬元	合營企業二 人民幣百萬元	國營獨資有限責任公司 人民幣百萬元
協定價值	350.9	466.3*	240.4*
於二零零一年六月三十日之賬面值其中：	314.0	419.0	221.5
股東貸款	192.0	252.3	96.1
資產淨值	122.0	166.7	125.4
溢價	36.9	47.3	18.9

* 該等數字亦為中國估值。

背景資料

新世界發展、新世界基建及太平洋港口於二零零二年七月二日發表之聯合公佈稱，合營企業一與合營企業二及國營獨資有限責任公司於二零零二年六月二十八日就以吸收合併之方式與合營企業二及國營獨資有限責任公司進行該等交易(即合營企業一將吸納合營企業二及國營獨資有限責任公司之資產及負債，其後合營企業二及國營獨資有限責任公司將不再存在)訂立合併協議。

合營企業一於完成後將由合營企業轉為合資企業。其後，新合資企業將隨著此項轉變而正式成立。根據新世界基建董事會及太平洋港口董事會聯合發出之函件所示，新合資企業(即合資企業)之投資責任與溢利分配將根據新合資企業各股東之注資比例，吾等認為這對任何形式之聯合投資都很重要，因此，由合營企業轉制為合資企業對乙方有利。新合資企業將從事位於中國廈門東渡港區之12至16號泊位之營運和發展。

新合資企業將由甲方擁有50%權益，並由乙方擁有50%權益。新合資企業之投資總額及註冊資本將分別為人民幣1,150,000,000元(約1,085,000,000港元)及人民幣384,040,000元(約362,000,000港元)。新合資企業之投資總額，與甲方及乙方將分別給予新合資企業之註冊資本和股東貸款之間之差額，將以銀行貸款及／或內部資金補足。甲方及乙方給予新合資企業之股東貸款，將於完成時釐定。於二零零一年六月三十日，甲方及乙方給予合併各方之股東貸款約為人民幣540,400,000元(約509,800,000港元)，包括國營獨資有限責任公司之部份現有銀行貸款(將重新歸類為甲方提供之股東貸款)。

合併各方將有權享有由二零零一年七月一日至二零零一年十二月三十一日(包括首尾兩天)期間產生之經營溢利及／或對於該期間產生之虧損負責。倘成功合併，則甲方及乙方將(根據彼等各自於合併各方之每日綜合實際投資比率)就二零零二年一月一日至完成日期(包括首尾兩天)合併各方各自接獲及／或產生／引致之每月經營溢利及／或虧損，收取可供分配利潤或股東賠償或作出相應之會計處理。

因此，作為完成之一項條件，甲方及乙方須在辦理完成反映合併建議之《外商投資企業批准證書》合併變更手續後15天內，按照彼等各自佔新合資企業之股本權益向新合資企業提供股東投資(包括股東貸款及股東權益)。倘甲方與乙方各自向新合資企業提供之股東投資未達到彼等各自之股本權益，則須由完成日期起計15日內作出調整，以使甲方與乙方平均地向新合資企業提供股東投資。

根據合併協議，為釐定合併各方於該等交易項下之價值，合營企業一將指示核數師審核合併各方於完成後之財務報表。因此，於二零零一年六月三十日並無對合併各方進行審核。並無列於合併各方核數師報告之資產及負債、或然資產及負債或不良資產，將由合併

由於新世界基建持有太平洋港口已發行普通股本約75%權益，根據上市規則，該等交易亦構成新世界基建之關連交易，並須獲得新世界基建獨立股東批准。已組成新世界基建獨立董事委員會，以考慮合併協議之條款及就該等交易向新世界基建獨立股東提供意見。吾等亦已獲委任為新世界基建獨立董事委員會之獨立財務顧問，以就合併協議之條款是否公平合理提供意見。

鑒於新世界基建股東透過太平洋港口擁有該等交易之權益，以及該等權益與太平洋港口股東之有關權益相同，故此，吾等向獨立董事委員會提供之意見載於本函件內。

除上文所述就吾等為太平洋港口與新世界基建提供服務所收取之一般專業費用外，並無存在任何導致吾等可向新世界基建、太平洋港口、甲方或彼等各自之任何聯繫人等(定義見上市規則)收取任何費用或利益之安排。吾等乃獨立於新世界基建、太平洋港口、甲方、彼等各自之任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人等(定義見上市規則)，吾等認為，吾等適合就該等交易向獨立董事委員會提供獨立財務意見。於最後實際可行日期，法國巴黎百富勤之控股公司之一間附屬公司，即BNP Paribas Arbitrage Hong Kong Limited(「法國巴黎百富勤附屬公司」)(連同其附屬公司，統稱為「法國巴黎百富勤集團」)持有1,638,484股新世界發展股份，相當於新世界發展已發行股本約0.08%。由於就該等交易而言，法國巴黎百富勤附屬公司於新世界發展之權益，與新世界發展獨立股東者相同，且按法國巴黎百富勤集團綜合資產總額或資產淨值計，於新世界發展之股份價值微不足道，加上法國巴黎百富勤附屬公司與法國巴黎百富勤之間乃嚴格分開，故吾等認為，有關股權不會影響吾等發表客觀之意見。

在達致吾等之意見時，吾等依賴由新世界基建董事、太平洋港口董事及新世界基建與太平洋港口之管理層所提供之資料及事實，以及所表達之意見，並假設該通函內所作出之一切陳述、意見及聲明或所載述內容於作出時均屬真實及準確，並於該通函刊發日期繼續屬真實及準確。吾等亦已尋求並獲得新世界基建董事及太平洋港口董事確認，所提供之資料及所表達之意見並無遺漏任何重要事實。吾等依賴獲提供之資料，並認為吾等已獲提供及審閱足夠資料及意見，使吾等達致知情意見，及證明吾等依賴該通函所載資料之準確性屬正確之舉。吾等並無理由相信任何重要資料被隱瞞，或懷疑獲提供之資料之真實性或準確性。然而，吾等並無對該等資料進行任何獨立核證，吾等亦無就太平洋港口集團或國營獨資有限責任公司之業務及事務進行獨立調查。

BNP PARIBAS PEREGRINE

法國巴黎百富勤

敬啟者：

新世界基建之關連交易
及
太平洋港口之須予披露交易及關連交易

緒言

吾等謹此提述，吾等已獲委任為獨立財務顧問，就該等交易向獨立董事委員會提供意見，該等交易詳情載於新世界基建與太平洋港口於二零零二年七月二十三日刊發之聯合通函(「該通函」)內所載之新世界基建董事會及太平洋港口董事會聯合函件，本函件為其中一部分。除文義另有所指外，該通函所界定詞語與本函件所用者具相同涵義。

由於國營獨資有限責任公司為甲方之全資附屬公司，而甲方則為合營企業二(太平洋港口之間接附屬公司)之主要股東(定義見上市規則)，根據上市規則，該等交易構成太平洋港口之關連交易，並須獲得太平洋港口獨立股東批准。此外，根據上市規則，該等交易亦構成太平洋港口之須予披露交易。因此，已組成太平洋港口獨立董事委員會，以考慮合併協議之條款及就該等交易向太平洋港口獨立股東提供意見。吾等已獲委任為太平洋港口獨立董事委員會之獨立財務顧問，以就合併協議之條款是否公平合理提供意見。

BNP PARIBAS
Equities

法國巴黎百富勤融資有限公司
香港中環花園道3號亞太金融大廈36樓

經考慮法國巴黎百富勤之意見後，太平洋港口獨立董事委員會認為，通函內「新世界基建董事會與太平洋港口董事會之聯合函件」所述之該等交易，乃符合太平洋港口及太平洋港口股東之最佳利益，且就太平洋港口股東而言，合併各方訂立了有關合併之合併協議條款屬公平合理。

此致

列位太平洋港口股東　台照

太平洋港口獨立董事委員會
太平洋港口獨立非執行董事
杜顯俊及Peter Francis Amour
謹啟

二零零二年七月二十三日

太平洋港口有限公司
Pacific Ports Company Limited
（於百慕達註冊成立之有限公司）

敬啟者：

須予披露交易及關連交易
由一間附屬公司進行合併

緒言

吾等謹此提述新世界基建與太平洋港口於二零零二年七月二十三日聯合刊發之通函（「通函」，本函件為其一部分）。通函所用詞彙與本函件所用者具相同涵義。

吾等身為組成太平洋港口獨立董事委員會之太平洋港口獨立非執行董事，正為 閣下編製吾等對該等交易之意見函件。成立太平洋港口獨立董事委員會旨在向 閣下（身為太平洋港口股東）就該等交易，以及合併各方訂立有關合併之合併協議條款是否符合太平洋港口及太平洋港口股東之最佳利益，且就太平洋港口股東而言，該等交易及合併協議條款是否屬公平合理等方面提供意見。

通函第5至17頁之「新世界基建董事會與太平洋港口董事會之聯合函件」概述了該等交易及合併協議之條款。此外，在考慮該等交易時，太平洋港口獨立董事委員會已獲法國巴黎百富勤給予建議。 閣下務須閱讀通函第22至32頁之法國巴黎百富勤致獨立董事委員會函件。

推薦建議

吾等身為太平洋港口獨立董事委員會，已與太平洋港口管理層商討有關進行該等交易之原因。吾等亦已與法國巴黎百富勤商討關於法國巴黎百富勤給予獨立董事委員會意見時所依據之基準。

經考慮法國巴黎百富勤之意見後，新世界基建獨立董事委員會認為，通函內「新世界基建董事會與太平洋港口董事會之聯合函件」所述之該等交易，乃符合新世界基建及新世界基建股東之最佳利益，且就新世界基建股東而言，合併各方訂立了有關合併之合併協議條款屬公平合理。

此致

列位新世界基建股東　台照

新世界基建獨立董事委員會
新世界基建獨立非執行董事
李國寶及**鄭維志**
謹啟

二零零二年七月二十三日

新世界基建有限公司
New World Infrastructure Limited
（於開曼群島註冊成立之有限公司）

敬啟者：

關連交易
由一間附屬公司進行合併

緒言

吾等謹此提述新世界基建與太平洋港口於二零零二年七月二十三日聯合刊發之通函（「通函」，本函件為其一部分）。通函所用詞彙與本函件所用者具相同涵義。

吾等身為組成新世界基建獨立董事委員會之新世界基建獨立非執行董事，正為　閣下編製吾等對該等交易之意見函件。成立新世界基建獨立董事委員會旨在向　閣下（身為新世界基建股東）就該等交易，以及合併各方訂立有關合併之合併協議條款是否符合新世界基建及新世界基建股東之最佳利益，且就新世界基建股東而言，該等交易及合併協議條款是否屬公平合理等方面提供意見。

通函第5至17頁之「新世界基建董事會與太平洋港口董事會之聯合函件」概述了該等交易及合併協議之條款。此外，在考慮該等交易時，新世界基建獨立董事委員會已獲法國巴黎百富勤給予建議。　閣下務須閱讀通函第22至32頁之法國巴黎百富勤致獨立董事委員會函件。

推薦建議

吾等身為新世界基建獨立董事委員會，已與新世界基建及太平洋港口之管理層商討有關進行該等交易之原因。吾等亦明白法國巴黎百富勤達致給予獨立董事委員會意見時所依據之基準。

推薦建議

通函第18及第19頁載有新世界基建獨立董事委員會致新世界基建股東之函件全文(載有其推薦建議)。經考慮法國巴黎百富勤有關該等交易之意見(載於通函第22至32頁)後，新世界基建獨立董事委員會認為，該等交易乃符合新世界基建及新世界基建股東之最佳利益；而就新世界基建股東而言，合營企業一、合營企業二及國營獨資有限責任公司訂立了有關合併之合併協議條款，屬公平合理。

通函第20及第21頁載有太平洋港口獨立董事委員會致太平洋港口股東之函件全文(載有其推薦建議)。經考慮法國巴黎百富勤有關該等交易之意見(載於通函第22至32頁)後，太平洋港口獨立董事委員會認為，該等交易乃符合太平洋港口及太平洋港口股東之最佳利益；而就太平洋港口股東而言，合營企業一、合營企業二及國營獨資有限責任公司訂立了有關合併之合併協議條款，屬公平合理。

其他資料

閣下務須留意通函下列部份所詳載之資料：

(i) 新世界基建獨立董事委員會函件(第18及第19頁)；

(ii) 太平洋港口獨立董事委員會函件(第20及第21頁)；

(iii) 法國巴黎百富勤函件(第22至32頁)；

(iv) 新世界基建之一般資料(第33至41頁)；及

(v) 太平洋港口之一般資料(第42至48頁)。

此致

列位新世界基建股東
及太平洋港口股東　台照

承新世界基建董事會命	承太平洋港口董事會命
主席	副主席
鄭家純	**陳永德**

謹啟

二零零二年七月二十三日

水平，預期合併各方總值人民幣938,200,000元（約885,094,339港元）當中，約人民幣207,000,000元（約195,283,018港元）將部分向銀行再融資及／或以新合資企業內部資金撥支，該筆款項將由乙方償還。這筆為數人民幣207,000,000元（約195,283,018港元）之款項為乙方應佔合營企業一及合營企業二股東貸款之部分。由於太平洋港口能夠獲償還其於合營企業一及合營企業二之部分投資金額，故預期這將可改善其現金狀況。須注意上述之該筆為數人民幣207,000,000元（約195,283,018港元）之款項須於完成時進行審核，方可作實。

此外，合營企業一於截至二零零零年十二月三十一日及二零零一年十二月三十一日止財政年度之純利分別為人民幣17,700,000元（約16,698,113港元）及人民幣31,200,000元（約29,433,962港元）。

須予披露交易及關連交易

合營企業二及國營獨資有限責任公司各自之100%權益之總代價人民幣624,167,788元（約588,837,536港元），分別相當於：(i)新世界基建及太平洋港口之綜合有形資產淨值（如彼等各自截至二零零一年六月三十日止年度之經審核賬目所披露）約5.39%及約16.95%；及(ii)新世界基建及太平洋港口之綜合有形資產淨值（如彼等各自截至二零零一年十二月三十一日止六個月之中期賬目所披露）約5.36%及15.94%。

由於合營企業二為太平洋港口之間接附屬公司，國營獨資有限責任公司為甲方之全資附屬公司，而甲方則為合營企業二之主要股東，故根據上市規則，國營獨資有限責任公司為太平洋港口之關連人士。因此，根據上市規則，該等交易構成太平洋港口之須予披露交易及關連交易，並根據上市規則第14.26條，須經太平洋港口股東批准。由於新世界基建持有太平洋港口已發行普通股本75%權益，故根據上市規則，該等交易亦構成新世界基建之關連交易，須經新世界基建股東批准。

新世界基建與太平洋港口之股東批准

鑒於新世界發展與新世界基建於該等交易中並無擁有權益，加上新世界發展（持有新世界基建已發行股本50%以上權益）已透過書面方式確認其已批准該等交易，而新世界基建（聯同太平洋港口）將向新世界基建股東刊發通函，以供彼等參考，故聯交所已授予新世界基建豁免而毋須就該等交易於股東特別大會取得股東批准。另外，鑒於新世界基建（持有太平洋港口已發行普通股本50%以上權益）已透過書面方式確認其已批准該等交易，而太平洋港口（聯同新世界基建）將向太平洋港口股東刊發通函，以供彼等參考，故聯交所亦已授予太平洋港口豁免而毋須就該等交易於股東特別大會取得股東批准。

有關合併各方之進一步財務資料載列如下(為於完成後精簡新合資企業之會計處理而作出該項安排):

	合營企業一[1]	合營企業二[1]	國營獨資有限責任公司[1]
	(人民幣百萬元)	(人民幣百萬元)	(人民幣百萬元)
協定價值[2]	350.9	466.3	240.4
資產淨值[3]	314.0	419.0	221.5
溢價	36.9	47.3	18.9
中國估值[4]	不適用	466.3	240.4

附註:

(1) 所提供之數字均為截至二零零一年六月三十日止之未經審核數字。

(2) 合營企業一、合營企業二及國營獨資有限責任公司於二零零二年四月三十日之協定價值分別為人民幣379,400,000元、人民幣464,900,000元及人民幣232,300,000元,須按合併協議作出最後審核(只供內部參考之用)。

(3) 資產淨值包括股東貸款(包括國營獨資有限責任公司之現有銀行貸款,這些貸款將重新分類為甲方向國營獨資有限責任公司提供之股東貸款)。

(4) 中國估值是按賬面淨值及重置成本法計算。由於合營企業一為營運中之企業,故折算現金流量法被視為較重置成本法為合適之估值方法。因此,太平洋港口並無就合營企業一之估值採納中國估值。中國估值結果是按賬面淨值計算,並以股東貸款作比較用途。其後,太平洋港口委任卓德於二零零二年四月三十日進行獨立估值(僅供內部參考之用)。

甲方與乙方進一步同意,不會調整合併各方之資產淨值(如上文所述)至協定價值,故不會調整合營企業一及合營企業二之資產淨值,惟國營獨資有限責任公司之資產淨值,則將按甲方與乙方分別於合併各方之投資權益,甲方佔合併各方之溢價與乙方佔合併各方之溢價兩者之差額作出調整。

雖然甲方與乙方於合營企業二之股權分別為40%及60%,但甲方與乙方分別佔合營企業二之溢價,是按雙方各自於合營企業二總投資額之實際投資百分比,即甲方與乙方分別投入45.4%及54.6%之比例計算。根據廈門財政局之文件(廈財二零零二年第76號),批准合營企業一、合營企業二及國營獨資有限責任公司於二零零一年六月三十日就該等交易而言之價值分別為人民幣314,000,000元(約296,226,415港元)、人民幣419,000,000元(約395,283,018港元)及人民幣205,200,000元(約193,584,905港元)。因此,合併各方之總值約為人民幣938,200,000元(約885,094,339港元)。為有效地使甲方與乙方在新合資企業之出資額達致相同

鑑於進行該等交易會帶來以上利益，故新世界基建董事會(包括新世界基建之獨立非執行董事)認為，該等交易乃符合新世界基建股東之最佳利益。

太平洋港口董事會(包括太平洋港口之獨立非執行董事)相信，根據上述就該等交易預期達致之利益，該等交易符合太平洋港口股東之最佳利益。太平洋港口董事會亦相信，該等交易可望有助太平洋港口發展及進行與港口業務相關之新投資。

有關新世界基建之資料

新世界基建集團主要從事發展、擁有、經營及／或管理收費道路、橋樑、貨物裝卸、發電廠、食水處理及電子基建／科技。

有關太平洋港口之資料

太平洋港口集團主要從事投資、發展、經營及管理香港及中國其他地區之海港及河口之碼頭及相關業務。

合營企業二及國營獨資有限責任公司之總代價及合併有形資產淨值

合營企業二及國營獨資有限責任公司各自之100%權益之總代價為人民幣624,167,788元(約588,837,536港元)。有關代價乃由獨立估值師(即中國估值)按於二零零一年六月三十日之資產淨值及未償還股東貸款計算，並經有關訂約各方公平磋商後達成。

合營企業二及國營獨資有限責任公司各自之100%權益於二零零一年六月三十日之合併資產淨值達人民幣292,061,816元(約275,530,015港元)。(i)合營企業二及國營獨資有限責任公司之總代價(如上所述)及(ii)上述合營企業二及國營獨資有限責任公司之合併資產淨值之差額，主要由二零零一年六月三十日甲方及乙方向合營企業二提供之股東貸款及甲方向國營獨資有限責任公司提供之股東貸款(包括將國營獨資有限責任公司部份現有銀行貸款重新歸類為甲方提供予國營獨資有限責任公司之股東貸款補足，合共達人民幣348,429,228元(約328,706,818港元))。

鑒於合營企業二及國營獨資有限責任公司尚未運作(因彼等分別擁有之泊位正在興建中)，合營企業二及國營獨資有限責任公司於截至二零零零年十二月三十一日及二零零一年十二月三十一日止之財政年度，並無除稅前及除稅後之純利。

此外，預期該等交易將為太平洋港口帶來長遠有利之財務影響。根據合併協議，乙方將就其已給予合營企業一及／或合營企業二之部分股東貸款收取還款，故太平洋港口將可解除其部分投資，改善其現金狀況。根據合併協議，於完成合併後，國營獨資有限責任公司之銀行貸款約人民幣180,000,000元(約169,811,320港元)將轉撥至新合資企業。因此，新合資企業將取得資金，以償還乙方於股東貸款之出資。此外，太平洋港口預期新合資企業將額外向太平洋港口償還人民幣27,000,000元(約25,471,698港元)股東貸款，以平衡各自於新合資之股東貢獻比例。預期太平洋港口將於二零零二年及二零零三年獲償還股東貸款約為人民幣207,000,000元(約195,283,018港元)，以達致雙方於新合資企業持股比例均等。由於削減太平洋港口於合營企業一之權益百分比，加上額外銀行貸款之利息開支，故緊隨合併後，太平洋港口應佔溢利將受到不利影響。然而，長遠來說，該溢利將因合併帶來之協同效益而有所改善。

儘管太平洋港口對新合資企業並無控制權(因新合資企業將為共同控制實體)，由於太平洋港口將提名四位代表加入新合資企業董事會，而乙方將有權提名新合資企業之總經理、財務總監及操作總監人選，因此，太平洋港口將於管理層及新合資企業運作方面佔重要代表席位。鑑於該等交易對太平洋港口帶來之有利財務影響，再加上該等交易之利益(如上文所述之協同作用)，太平洋港口之董事相信，整體而言，為進行該等交易而放棄於合營企業一及合營企業二之控制權，符合太平洋港口股東之最佳利益。

由於合營企業一之經營期屆滿日將由二零四二年十二月二十九日(由合營企業一成立日期起計滿五十年之日)，延長至二零五二年十二月二十九日(由合營企業一成立日期起計滿六十年之日)，或在任何情況下，合營企業一之經營期，由合營企業一成立日期起計將不少於五十五年(即期限屆滿日為二零四七年十二月二十九日)，因此，合營企業一之經營期將最少延長五年。

緊隨合併後，新合資企業將因為由合營企業轉制為合資企業，而帶來很多好處，其中包括：

(i) 新合資企業(成為合資企業)之投資責任及溢利分配，將按新合資企業股東之資本貢獻比例作出分配(這有別於根據中國法律之合營企業)；及

(ii) 不得於合資企業經營期提早贖回資本(這有別於根據中國法律之合營企業)。

除上文提述甲方確實作出之貢獻／利益外，甲方亦將協助向中國有關政府當局取得有關合併之批文。

(ii) 合營企業一或合營企業二之外資股東貸款已完成置換；

(iii) 國營獨資有限責任公司向中國銀行廈門分行所借之貸款，將由甲方作為借款人，且毋須就該貸款抵押國營獨資有限責任公司之資產；

(iv) 合營企業一之已註冊外滙債項於取得外滙主管部門批准後(視乎合營企業一之現金流量安排)獲償還；及

(v) 合營企業一之董事會根據合營企業一於二零零一年經審核財務報表而批准之截至二零零一年十二月三十一日止期間之可供分配利潤，已根據甲方及乙方各自佔合營企業一之權益予以分配。

完成之條件

完成須待下列各項條件達成後，方可作實：

(i) 甲方及乙方，在辦理完成《外商投資企業批准證書》合併變更手續後15天內，已按照彼等各自佔新合資企業之權益向新合資企業提供股東投資；

(ii) 完成前：(1)甲方及乙方全面擁有彼等各自佔合併各方之權益所附帶之權利；及(2)甲方及乙方尚未為彼等各自佔合併各方之權益作出質押或第三者權利，以為彼等各自之貸款(如有)作抵押(除非借取該等貸款之目的為協助合併而該等貸款並不影響合併各方之正常運作)；及

(iii) 合併各方解除各自之抵押安排(例如為取得並非供本身用途之貸款而向其他人士提供按揭及擔保)。

進行該等交易之原因

由於12至16號泊位將由同一間公司(即新合資企業)擁有及經營，預計將會大大提升此等泊位之效益，從而改善日後盈利。其他之協同作用還包括：(i)可容納較大型船隻(其吞吐量可達6,000個標準箱)停泊(這是由於未合併前，合併各方之營運局限於其本身之海岸綫，從而限制可停泊船隻之大小)；(ii) 12至16號泊位可分擔經常費用、建造費及其他開支來達致減省成本；及(iii)避免了合營企業一、合營企業二及國營獨資有限責任公司之間之潛在競爭，使新合資企業較廈門之其他兩間碼頭經營公司更具競爭力。

修訂，以符合新合資企業之經營條款，而新合資企業將承擔因此而引致之任何額外土地使用權出讓金、岸線使用費、航道使用費及通訊導航設備費用。

過渡期之管理層及營運

甲方與乙方已各自選出三位代表組成委員會，以考慮及決定合併各方下列事宜：

(i) 須於合併各方各自之董事會會議獲批准之任何事宜；及

(ii) 合併各方之重大事宜（由委員會事先釐定），例如重大投資決定或資產處置等。

委員會將於完成後解散。

合併各方之僱員

管理層將評核合併各方之僱員，決定彼等是否會獲新合資企業聘用。合併各方各自之股東將分別負責按彼等各自於有關合併各方之股權比例，向有關合併各方之經理及僱員支付合併所引致之賠償費（如有）。

管理層

管理層將由新合資企業在新合資企業董事會監察下成立，並將由新合資企業之總經理領導。新合資企業董事會將由八位董事組成，由甲方及乙方各自委任四位出任。

新合資企業董事會將批准管理層之架構及人選。新合資企業之總經理、財務總監及操作總監，將由乙方提名；而副總經理、財務經理及行政／人事總監，則由甲方提名。

影響合併協議生效之條件

合併協議將於下列各項條件達成後生效，包括：

(i) 太平洋港口、新世界基建及新世界發展根據聯交所之規則及規定，已取得／完成合併協議生效所需之一切有關批准及手續；

完成後之法律及財務後果／事宜

於合併後，合併各方各自之資產及權益，將全部轉讓予新合資企業，而新合資企業將全面承擔合併各方各自之債權債務。然而，所轉讓／所承擔之合併各方各自之權利及責任，將限於中國對外貿易及經濟合作部批准合併後15天內，由一所中國會計師事務所刊發之合併各方各自之審計及驗資報告所披露之資產及負債或或然資產及負債。這些審計及驗資報告並無列出之資產及負債、或然資產及負債或不良資產，將由合併各方原有股東按彼等於合併前各自佔合併各方之股權比例承擔；就此，將可保障合併各方各自之股東免於承擔可能尚未發現之任何責任。

合併各方將有權享有由二零零一年七月一日至二零零一年十二月三十一日(包括首尾兩天)期間產生之經營溢利及／或負責於該期間產生之虧損。倘合併成功，則甲方及乙方將(根據彼等各自於合併各方之每天綜合實際投資比率(如適用))就二零零二年一月一日至完成日期(包括首尾兩天)合併各方各自接獲及／或產生／引致之每月經營溢利及／或虧損，收取利潤分配或股東賠償或作出相應之會計處理。

新合資企業之投資總額與註冊資本之差額，將由股東貸款及／或銀行貸款補足。新世界基建與太平洋港口各自不會就該集資進一步作出承諾。然而，乙方將對：(i)因延遲將現有乙方之股東貸款註冊為外滙貸款／債項引致之罰款(現階段未能釐定有關金額)；及(ii)該等外滙貸款／債項之滙兑損益而引致之虧損負責，而甲方將盡力協助乙方減低支付該等罰款之機會。乙方(作為新合資企業之外方合資夥伴)僅須承擔此等責任因為其為唯一須負責因延誤註冊現有其股東貸款為外滙貸款／債項之罰款。然而，董事認為，現時無法確認該等罰款之金額，因為中國有關當局並未就釐定該等金額制定罰則。此外，中國有關當局不一定會施加該等罰款，這須視乎有關當局當時所考慮之因素而定。

新合資企業將承擔由於12號泊位於中國所佔用之土地將由「劃撥土地」轉為「轉讓土地」而引致之岸線使用費、航道使用費、通訊及導航設備費用，以及土地使用權出讓金。此外，土地使用權、岸線使用權、航道使用權及通訊導航設備使用權各自之條款需作出相應

以下為合併後之簡明集團架構圖，並假設其他持股量概無變動：


新世界基建
75%
太平洋港口
100%
甲方
乙方
50%
50%
新合資企業
(前稱合營企業一)
承擔資產及負債
12至16號泊位
合營企業二
國營獨資
有限責任公司

新世界基建與太平洋港口各自不會擁有新合資企業之控制權，故新合資企業將被視為新世界基建與太平洋港口之共同控制實體(即新合資企業之資產不會分別綜合至新世界基建及太平洋港口之賬戶內)。此外，甲方亦不會擁有新合資企業之控制權。

公司架構

以下為合併前之簡明集團架構圖：


新世界基建
有限公司
(開曼群島)
〔新世界基建〕
75%
太平洋港口
有限公司
(百慕達)
〔太平洋港口〕
100%
12號泊位
(營運中)
廈門象嶼碼頭
有限公司
(中國)
〔合營企業一〕
8%
92%
新世界(廈門)港口
投資有限公司
(香港)
〔乙方〕
60%
廈門象嶼保税區
惠建碼頭有限公司
(中國)
〔合營企業二〕
40%
13及14號泊位
(興建中)
廈門象嶼集團
有限公司
(中國)
〔甲方〕
100%
廈門象嶼保税港區
發展有限公司
(中國)
〔國營獨資
有限責任公司〕
15及16號泊位
(興建中)

背景資料

合營企業一擁有位於中國廈門東渡港區之12號泊位，該泊位現正營運中。於截至二零零一年六月三十日止年度，合營企業一之集裝箱吞吐量約為210,000個標準箱。

合營企業二擁有位於中國廈門東渡港區之13及14號泊位，該等泊位現正在興建中。

國營獨資有限責任公司擁有位於中國廈門東渡港區之15及16號泊位，該等泊位現正在興建中。

儘管興建13及15號泊位之海岸線及船塢已經完成，惟該等泊位正待有關之中國機關於竣工前作進一步考察。14及16號泊位之海岸線已完成，預期將分別於二零零三年及二零零五年年底前完成彼等之船塢興建工程。

該等交易

合併協議

訂約各方：	合營企業一、合營企業二及國營獨資有限責任公司
日期：	二零零二年六月二十八日

合併建議

根據合併協議，合營企業一(為新世界基建與太平洋港口各自之間接附屬公司)將以吸收合併之方式與合營企業二及國營獨資有限責任公司進行合併(即合營企業一將吸納合營企業二及國營獨資有限責任公司之資產及負債，其後合營企業二及國營獨資有限責任公司將不再存在)。根據合併協議，合營企業一於合併後將由合營企業轉為合資企業。其後，新合資企業將隨著此項轉變而正式成立。此外，新合資企業將於合併後擁有12至16號泊位。

新合資企業將由甲方(作為中方合資夥伴)擁有50%權益，並由乙方(作為外方合資夥伴)擁有50%權益。因此，這表示甲方及乙方分別在合營企業一之8%及92%權益，於合併後將會重新安排為甲方及乙方各自持有新合資企業之50%權益。新合資企業之投資總額及註冊資本將分別為人民幣1,150,000,000元(約1,084,905,660港元)及人民幣384,040,000元(約362,301,886港元)。新合資企業之投資總額與註冊資本之差額，將由股東貸款及／或銀行貸款及內部資金補足。

敬啟者：

新世界基建之關連交易

太平洋港口之須予披露交易及關連交易

由一間附屬公司進行合併

緒言

新世界發展、新世界基建及太平洋港口於二零零二年七月二日聯合發表一份公佈，指合營企業一、合營企業二及國營獨資有限責任公司已訂立合併協議。據此，合營企業一(為新世界基建及太平洋港口各自之間接附屬公司)將：(i)以吸收合併之方式與合營企業二及國營獨資有限責任公司進行合併；及(ii)於緊隨合併後，由合營企業轉為合資企業。

由於國營獨資有限責任公司為甲方之全資附屬公司，而甲方為合營企業二(太平洋港口之間接附屬公司)之主要股東(定義見上市規則)，根據上市規則，該等交易構成太平洋港口之關連交易。此外，該等交易構成太平洋港口之須予披露交易。由於新世界基建於太平洋港口之已發行普通股本中擁有75%權益，根據上市規則，該等交易亦構成新世界基建之關連交易。根據上市規則，該等交易須經新世界基建股東及太平洋港口股東批准。

新世界基建成立了由李國寶先生與鄭維志先生組成之獨立董事委員會，以考慮該等交易。太平洋港口成立了由杜顯俊先生與Peter Francis Amour先生組成之獨立董事委員會，以考慮該等交易。法國巴黎百富勤已獲委任為獨立財務顧問，向獨立董事委員會提供有關該等交易之意見。

本函件及本通函(本函件為其一部分，「通函」)之其他部分，旨在向　閣下提供有關該等交易之詳情，以及載列獨立董事委員會之推薦建議及法國巴黎百富勤之意見。

通函所用詞彙與本函件所用者具相同涵義。

新世界基建有限公司
New World Infrastructure Limited
（於開曼群島註冊成立之有限公司）

新世界基建執行董事：
鄭家純博士（主席）
杜惠愷先生（副主席）
陳永德先生（董事總經理）
鄭家成先生
梁志堅先生
陳錦靈先生
蘇鍔先生

新世界基建非執行董事：
李國寶博士*
鄭維志先生*
顧家利先生*
維爾．卡馮伯格先生
（替任董事：楊昆華先生）
符史聖先生

總辦事處及主要營業地點：
香港
皇后大道中18號
新世界大廈第二期
9樓

註冊辦事處：
P.O. Box 309
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

* 新世界基建獨立非執行董事

太平洋港口有限公司
Pacific Ports Company Limited
（於百慕達註冊成立之有限公司）

太平洋港口執行董事：
鄭家純博士（主席）
陳永德先生（副主席）
杜惠愷先生
魯連城先生
蘇鍔先生
張展翔先生
Bruce Carroll Allen先生
謝寶樞先生

太平洋港口獨立非執行董事：
杜顯俊先生
Peter Francis Amour先生

總辦事處及主要營業地點：
香港
皇后大道中18號
新世界大廈第二期
21樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

「中國估值」	指	中國獨立無關連合資格資產估值師北京中企華資產評估有限責任公司評估合營企業二及國營獨資有限責任公司各自於二零零一年六月三十日之資產價值
「人民幣」	指	人民幣，中國之法定貨幣
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「聯交所」	指	香港聯合交易所有限公司
「該等交易」	指	簽訂合併協議、合併及根據合併協議預計進行之其他所有交易
「國營獨資有限責任公司」	指	廈門象嶼保税港區發展有限公司，一間根據中國法例成立之國營獨資有限責任公司，為甲方之全資附屬公司

在本通函內，除文內另有指明外，人民幣兑換港元之滙率，乃按1.00港元兑人民幣1.06元作為參考計算。

「新世界發展」	指	新世界發展有限公司，一間於香港註冊成立之公司，其股份於聯交所上市
「新世界基建」	指	新世界基建有限公司，一間於開曼群島註冊成立之公司，其股份於聯交所上市
「新世界基建董事會」	指	新世界基建之董事會
「新世界基建董事」	指	新世界基建之董事
「新世界基建集團」	指	新世界基建及其附屬公司
「新世界基建獨立董事委員會」	指	由新世界基建獨立非執行董事所組成之新世界基建獨立董事委員會，以考慮及就該等交易向新世界基建股東提供建議
「新世界基建股東」	指	新世界基建之股東
「甲方」	指	廈門象嶼集團有限公司，一間根據中國法例成立之公司
「乙方」	指	新世界(廈門)港口投資有限公司，一間於香港註冊成立之公司，為太平洋港口之間接全資附屬公司
「太平洋港口」	指	太平洋港口有限公司，一間於百慕達註冊成立之公司，其股份於聯交所上市
「太平洋港口董事會」	指	太平洋港口之董事會
「太平洋港口董事」	指	太平洋港口之董事
「太平洋港口集團」	指	太平洋港口及其附屬公司
「太平洋港口獨立董事委員會」	指	由太平洋港口獨立非執行董事所組成之太平洋港口獨立董事委員會，以考慮及就該等交易向太平洋港口股東提供建議
「太平洋港口股東」	指	太平洋港口之股東
「中國」	指	中華人民共和國

「委員會」	指	合併各方於過渡期間各自委派股東代表組成之管理委員會，負責考慮及決定關於合併各方之若干事宜
「完成」	指	根據合併協議完成合併
「合資企業」	指	根據中國法律成立之中外合資經營企業
「香港」	指	中國香港特別行政區
「港元」	指	香港法定貨幣港元
「獨立董事委員會」	指	新世界基建獨立董事委員會及太平洋港口獨立董事委員會
「最後實際可行日期」	指	二零零二年七月十八日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「管理層」	指	新合資企業之管理層
「合併」	指	合併各方根據合併協議進行之合併
「合併協議」	指	合併各方於二零零二年六月二十八日就合併訂立之合併協議
「合併各方」	指	合營企業一、合營企業二及國營獨資有限責任公司
「新合資企業」	指	合營企業一於完成後之新地位(成為合資企業)，並將易名為廈門象嶼新世界集裝箱碼頭有限公司
「新合資企業董事會」	指	新合資企業之董事會
「新世界中國地產」	指	新世界中國地產有限公司，一間於開曼群島註冊成立之公司，其股份於聯交所上市

在本通函內，除文義另有所指外，否則下列詞彙具有以下涵義：

「協定價值」	指	合併各方就合併而協定合營企業一、合營企業二或國營獨資有限責任公司(視情況而定)於二零零一年六月三十日之價值
「12號泊位」	指	位於中國廈門東渡港區之12號泊位
「12至16號泊位」	指	位於中國廈門東渡港區之12、13、14、15及16號泊位
「13及14號泊位」	指	位於中國廈門東渡港區之13及14號泊位
「13及15號泊位」	指	位於中國廈門東渡港區之13及15號泊位
「14及16號泊位」	指	位於中國廈門東渡港區之14及16號泊位
「15及16號泊位」	指	位於中國廈門東渡港區之15及16號泊位
「法國巴黎百富勤」	指	法國巴黎百富勤融資有限公司，向獨立董事委員會提供有關該等交易意見之獨立財務顧問
「卓德」	指	卓德測計師行有限公司，為香港獨立合資格估值師
「合營企業」	指	根據中國法律成立之中外合作經營企業
「合營企業一」	指	廈門象嶼碼頭有限公司，由乙方(作為外方合作夥伴)擁有92%權益及由甲方(作為中方合作夥伴)擁有8%權益之合營企業
「合營企業二」	指	廈門象嶼保稅區惠建碼頭有限公司，由乙方(作為外方合作夥伴)擁有60%權益及由甲方(作為中方合作夥伴)擁有40%權益之合營企業

目　錄

重要提示

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之新世界基建或太平洋港口股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函僅供參考用途，並不構成邀請收購、購入或認購新世界基建或太平洋港口證券之建議。

新世界基建有限公司
New World Infrastructure Limited
（於開曼群島註冊成立之有限公司）

關連交易

太平洋港口有限公司
Pacific Ports Company Limited
（於百慕達註冊成立之有限公司）

須予披露交易及關連交易

由一間附屬公司進行合併

獨立董事委員會之獨立財務顧問

法國巴黎百富勤

新世界基建董事會與太平洋港口董事會之聯合函件載於本通函第5至17頁；新世界基建獨立董事委員會函件載於本通函第18及第19頁，以及太平洋港口獨立董事委員會函件載於本通函第20及第21頁。此外，法國巴黎百富勤函件載於本通函第22至32頁。

二零零二年七月二十三日